UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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WASHINGTON TRUST BANCORP, INC.

(Name of Registrant as Specified In Its Charter)

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WASHINGTON TRUST BANCORP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2009

To the Shareholders of
Washington Trust Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of WASHINGTON TRUST BANCORP, INC., a Rhode Island corporation (the "Corporation"), will be held at the Granite Theater, 1 Granite Street, Westerly, Rhode Island on Tuesday, the 28th of April, 2009 at 11:00 a.m. (local time) for the purpose of considering and acting upon the following:

1. The election of four directors, nominated by the Board of Directors, for three year terms, each to serve until their successors are duly elected and qualified;

2. The ratification of the selection of independent auditors to audit the Corporation's consolidated financial statements for the year ending December 31, 2009;

3. The approval of an amendment and restatement of the Corporation's 2003 Stock Incentive Plan;

4. To consider a shareholder proposal to eliminate all references to the Board of Directors being classified into three classes and to provide that the Board of Directors shall be elected annually; and

5. Such other business as may properly come before the meeting, or any adjournment thereof.

Proposal No. 1 relates solely to the election of the four directors nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation the election of directors nominated by any shareholder of the Corporation.

Only shareholders of record at the close of business on March 3, 2009 will be entitled to notice of and to vote at the Annual Meeting. The transfer books of the Corporation will not be closed.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING. THEREFORE, IF YOU DO NOT EXPECT TO BE PRESENT, PLEASE SIGN, DATE, AND FILL IN THE ENCLOSED PROXY AND RETURN IT BY MAIL IN THE ENCLOSED ADDRESSED ENVELOPE OR VOTE YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE AS DESCRIBED IN THE ENCLOSED PROXY CARD. IF YOU WISH TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, YOUR PROXY MAY BE REVOKED.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 28, 2009: The Corporation's 2009 Proxy Statement, Form 10-K and Annual Report for 2008 are available at www.washtrust.com/proxy. These documents are also available by calling the Corporation's toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President by email at investor.relations@washtrust.com.

Free parking is available at the Washington Trust parking garage at 23 Broad Street, Westerly, Rhode Island. The Granite Theatre is handicapped accessible. Shareholders may call 401-348-1566 for questions regarding accessibility.

By order of the Board of Directors,

/s/ David V. Devault

David V. Devault, Secretary

This proxy statement is dated March 11, 2009 and was first mailed to the Corporation's shareholders on or about March 13, 2009.



WASHINGTON TRUST BANCORP, INC.

23 Broad Street, Westerly, RI 02891   Telephone: 401-348-1200

PROXY STATEMENT

The accompanying proxy is solicited by and on behalf of the Board of Directors of Washington Trust Bancorp, Inc. (the "Corporation" or "Washington Trust") for use at the Annual Meeting of Shareholders to be held at the Granite Theater, 1 Granite Street, Westerly, Rhode Island on Tuesday, the 28th of April, 2009 at 11:00 a.m. (local time) (the "Annual Meeting"), and any adjournment thereof, and may be revoked at any time before it is exercised by submission of another proxy bearing a later date, by voting through the Internet or by telephone, by attending the Annual Meeting and voting in person, or by notifying the Corporation of the revocation in writing to the Secretary of the Corporation, 23 Broad Street, Westerly, Rhode Island 02891. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated by the shareholder or, if no instructions are indicated, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted FOR Proposal Nos. 1, 2 and 3 and AGAINST Proposal No. 4.

This Proxy Statement is dated March 11, 2009 and was first mailed to our shareholders on or about March 13, 2009.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 28, 2009: Our 2009 Proxy Statement, our Form 10-K and our Annual Report for 2008 are available at <u>www.washtrust.com/proxy</u>. These documents are also available by calling our toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President, by email at <u>investor.relations@washtrust.com</u>.

As of March 3, 2009, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting, there were 15,970,618 shares of our common stock, $0.0625 par value (the "Common Stock"), issued and outstanding. Each share of Common Stock is entitled to one vote per share on all matters to be voted upon at the Annual Meeting, with all holders of Common Stock voting as one class. A majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

With regard to the election of directors, votes may be cast for or against or to abstain from voting on such matter. Abstentions on the election of directors will have the same effect as a vote against a nominee. With regard to the approval of an amendment and restatement of the 2003 Stock Incentive Plan, the ratification of the selection of independent auditors and the shareholder proposal to declassify the Board of Directors, votes may be cast in favor or against such matters or to abstain from voting on such matters. Abstentions on the ratification of the approval of an amendment and restatement of the 2003 Stock Incentive Plan, the selection of independent auditors and on the shareholder proposal to declassify the Board of Directors will have the same effect as a vote against such matters. If a beneficial owner does not give a proxy to his or her nominee with instructions as to how to vote the shares, the nominee may still vote those shares on "routine" matters, such as the election of directors and the ratification of KPMG LLP as our independent auditors but not on the amendment and restatement of the 2003 Stock Incentive Plan and the shareholder proposal to declassify the Board of Directors. Shares voted in this manner by a nominee are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of such "routine" proposals. In the event a nominee indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, referred to as a "broker non-vote," then those shares will not be considered entitled to vote with respect to that matter, but will be treated as shares present for the purpose of determining the presence of a quorum to transact business at the Annual Meeting.

We know of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote in accordance with their best judgment.

ELECTION OF DIRECTORS (PROPOSAL NO. 1)
Our Board of Directors is divided into three approximately equal classes, with each class serving staggered terms of three years, so that only one class is elected in any one year. Notwithstanding such three-year terms, pursuant to our by-laws, any director who reaches his or her 70th birthday agrees to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday. There are presently 14 directors. Larry J. Hirsch, Esq. will reach the age of 70 prior to the Annual Meeting and, pursuant to our by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

This year, based on the recommendation of our Nominating and Corporate Governance Committee (the "Nominating Committee"), a total of four nominees for election to the Board of Directors have been nominated to be elected at the Annual Meeting to serve until the 2012 Annual Meeting of Shareholders and until their respective successors are elected and qualified. If all four nominees are elected, the Board of Directors will consist of 13 directors. Directors are elected by the affirmative vote of holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon (provided that a quorum is present).

Based on the recommendation of our Nominating Committee, the Board of Directors has nominated Steven J. Crandall, Victor J. Orsinger II, Esq., Patrick J. Shanahan, Jr., and Neil H. Thorp for election at the Annual Meeting. Each of the nominees for director is presently a director of the Corporation. Each of the nominees has consented to being named a nominee in this Proxy Statement and has agreed to serve as a director if elected at the Annual Meeting. In the event that any nominee is unable to serve, the persons named in the proxy have discretion to vote for other persons if the Board of Directors designates such other persons. The Board of Directors has no reason to believe that any of the nominees will be unavailable for election.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

NOMINEE AND DIRECTOR INFORMATION

Biographies of directors, including business experience for past 5 years:

		Director Since
Gary P. Bennett	Age 67; Consultant. Former Chairman and Chief Executive Officer, Analysis & Technology, until 1999 (interactive multimedia training, information systems, engineering services).	1994
Steven J. Crandall	Age 56; Vice President, Ashaway Line & Twine Manufacturing Co. (manufacturer of sporting goods products and medical threads).	1983
Larry J. Hirsch, Esq.	Age 70; Attorney. Former President, Westerly Jewelry Co., Inc. (retailer) (retired 1999).	1994
Barry G. Hittner, Esq.	Age 62; Attorney. Of Counsel, Cameron & Mittleman, LLP (law firm), 2003 to present. Of Counsel, Edwards & Angell, LLP (law firm), 1999-2003.	2003
Katherine W. Hoxsie, CPA	Age 60; Retired. Former Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc., until 2008 (automotive dealership).	1991
Mary E. Kennard, Esq.	Age 54; Vice President, General Counsel and Secretary, The American University.	1994
Edward M. Mazze, Ph.D.	Age 68; Former Dean, College of Business Administration and The Alfred J. Verrecchia-Hasbro Inc. Leadership Chair in Business, University of Rhode Island, 1998-2006. Distinguished University Professor of Business Administration, University of Rhode Island, since 2006.	2000
Kathleen E. McKeough	Age 58; Retired. Former Senior Vice President, Human Resources, GTECH Corporation, 2000 to 2004 (lottery industry and financial transaction processing).	2003
Victor J. Orsinger II, Esq.	Age 62; Attorney. Partner, Orsinger & Nardone, Attorneys at Law.	1983
H. Douglas Randall, III	Age 61; President, HD Randall, Realtors (real estate).	2000
Patrick J. Shanahan, Jr.	Age 64; Retired. Former Chairman and Chief Executive Officer, First Financial Corp. (bank).	2002
Neil H. Thorp	Age 69; Chairman, Thorp & Trainer, Inc. (insurance agency).	1983
John F. Treanor	Age 61; President and Chief Operating Officer of the Corporation and The Washington Trust Company, since 1999.	2001
John C. Warren	Age 63; Chairman and Chief Executive Officer of the Corporation and The Washington Trust Company, since 1999.	1996

None of our director nominees or incumbents, with the exception of Edward M. Mazze, Ph.D., serves as a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or registered as an investment company under the Investment Company Act of 1940, as amended. Dr. Mazze is a director of Technitrol, Inc., a manufacturer of electrical equipment, and the Barrett Growth Fund.

The following table presents all Washington Trust stock-based holdings, as of March 3, 2009, of the directors and certain executive officers of the Corporation and the Corporation's subsidiary, The Washington Trust Company (the "Bank"). The table also presents the stock-based holdings of David W. Wallace and the Jean and David W. Wallace Foundation, who we believe to be beneficial owners of more than 5% of our outstanding Common Stock as of February 13, 2009. The stock ownership information for Mr. Wallace and the Jean and David W. Wallace Foundation is based on certain filings made under Section 13 of the Exchange Act. All such information was provided by the shareholders listed below.

	Term Expiring In	Common Stock (a)	Exercisable Options (b)	Vested Restricted Stock Units (c)	Total	Percentage Of Class
Nominees and Directors:						
Steven J. Crandall	2012 (d)	3,956	11,688	500	16,144	0.10%
Victor J. Orsinger II, Esq.	2012 (d)	12,253	8,688	500	21,441	0.13%
Patrick J. Shanahan, Jr.	2012 (d)	39,330	6,000	500	45,830	0.28%
Neil H. Thorp	2012 (d)	39,960	11,688	500	52,148	0.32%
Gary P. Bennett	2011	8,088	11,688	500	20,276	0.12%
Larry J. Hirsch, Esq. (e)	2011	12,286	7,000	1,100	20,386	0.12%
Mary E. Kennard, Esq.	2011	3,636	2,000	500	6,136	0.04%
H. Douglas Randall, III	2011	12,319	10,000	500	22,819	0.14%
John F. Treanor	2011	12,848	72,927	3,900	89,675	0.54%
Barry G. Hittner, Esq.	2010	4,500	2,000	500	7,000	0.04%
Katherine W. Hoxsie, CPA	2010	132,913	11,688	500	145,101	0.88%
Edward M. Mazze, Ph.D.	2010	1,700	5,500	500	7,700	0.05%
Kathleen E. McKeough	2010	1,520	2,000	500	4,020	0.02%
John C. Warren	2010	57,335	95,788	6,500	159,623	0.97%
Certain Executive Officers:						
Galan G. Daukas		2,000	32,315	0	34,315	0.21%
David V. Devault		31,403	57,085	0	88,488	0.54%
James M. Vesey		879	17,570	0	18,449	0.11%
All directors and executive officers as a group (25 persons)		428,947	543,770	17,000	989,717	5.99%
Beneficial Owners:						
David W. Wallace (f) 680 Steamboat Road, Greenwich, CT 06830		1,991,972	0	0	1,991,972	12.05%
Jean and David W. Wallace Foundation (g) 680 Steamboat Road, Greenwich, CT 06830		913,000	0	0	913,000	5.52%

(a) Includes 381; 610 and 247 Common Stock equivalents held by Messrs. Randall, Treanor and Vesey, respectively, in our Nonqualified Deferred Compensation Plan.

(b) Stock options that are or will become exercisable within 60 days of March 3, 2009.

(c) Restricted stock units that are or will become exercisable within 60 days of March 3, 2009.

(d) If elected.

(e) Larry J. Hirsch, Esq., will reach the age of 70 prior to the Annual Meeting. Pursuant to our by-laws, Mr. Hirsch will resign from the Board of Directors effective as of the Annual Meeting.

(f) Based on information set forth in an Amendment No. 10 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. Includes 134,000 shares owned by Mr. Wallace's spouse and 913,000 shares held by the Jean and David W. Wallace Foundation, of which Mr. Wallace serves as Trustee.

(g) Based on information set forth in an Amendment No. 10 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. These shares are also included in the shares owned by David W. Wallace as discussed in more detail in footnote (f) above.

_____

BOARD OF DIRECTORS AND COMMITTEES

The Corporation's Board of Directors (the "Corporation's Board") held 15 meetings in 2008. The Board of Directors of the Bank (the "Bank's Board"), the members of which included all of the Corporation's Board members, held 13 meetings in 2008. During 2008, each member of the Corporation's Board attended at least 75% of the aggregate number of meetings of the Corporation's Board, the Bank's Board and the committees of the Corporation's Board of which such person was a member except Mary E. Kennard. While we do not have a formal policy related to Board member attendance at Annual Meetings of Shareholders, directors are encouraged to attend each Annual Meeting to the extent reasonably practicable. Each of our directors attended the 2008 Annual Meeting of Shareholders.

Director Independence

The Corporation's Board of Directors (the "Corporation's Board") held 15 meetings in 2008. The Board of Directors of the Bank (the "Bank's Board"), the members of which included all of the Corporation's Board members, held 13 meetings in 2008. During 2008, each member of the Corporation's Board attended at least 75% of the aggregate number of meetings of the Corporation's Board, the Bank's Board and the committees of the Corporation's Board of which such person was a member except Mary E. Kennard. While we do not have a formal policy related to Board member attendance at Annual Meetings of Shareholders, directors are encouraged to attend each Annual Meeting to the extent reasonably practicable. Each of our directors attended the 2008 Annual Meeting of Shareholders.

In 2008, the committees of the Corporation's Board consisted of an Executive Committee, a Nominating and Corporate Governance Committee (the "Nominating Committee"), an Audit Committee and a Compensation and Human Resources Committee (the "Compensation Committee").

Executive Committee

Members of the Executive Committee are currently directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie, Thorp, Treanor and Warren. James P. Sullivan, CPA, also served on the Executive Committee until his retirement from the Corporation's Board at the 2008 Annual Meeting of Shareholders. Each of the non-employee directors (including Mr. Sullivan) on the Executive Committee is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The Executive Committee met twice in 2008, and when the Corporation's Board is not in session, is entitled to exercise all the powers and duties of the Corporation's Board.

Nominating Committee

Members of the Nominating Committee are directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie, and Thorp. Mr. Sullivan also served on the Nominating Committee until his retirement from the Corporation's Board at the 2008 Annual Meeting of Shareholders. No member of the Nominating Committee (including Mr. Sullivan) is an employee of the Corporation and each is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The members of the Nominating Committee regularly meet in executive session without the presence of employee directors or management. The Corporation's Board has designated the Chairperson of the Nominating Committee to serve as the "Lead Director" to preside over Board meetings when the Corporation's Board meets in executive session without the presence of employee directors.

The Nominating Committee, which met eight times in 2008, is responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Corporation's Board, and recommending that the Corporation's Board select the director nominees recommended by the Nominating Committee for election at each Annual Meeting of Shareholders. The Nominating Committee is also responsible for developing and recommending to the Corporation's Board a set of corporate governance guidelines, recommending any changes to such guidelines, and overseeing the evaluation of the Corporation's Board and management. We have adopted Corporate Governance Guidelines, which are available on our website at www.washtrust.com under Investor Relations – Governance Documents. A copy of the Nominating Committee Charter is also available on our website at www.washtrust.com under Investor Relations – Governance Documents.

At a minimum, each nominee, whether proposed by a shareholder or any other party, must (1) have the highest personal and professional integrity, demonstrate sound judgment and effectively interact with other members of the Corporation's Board to serve the long-term interests of the Corporation and our shareholders; (2) have previous experience on other boards; (3) have experience at a strategic or policy-making level in a business, government, not-for-profit or academic organization of high standing; (4) have a record of distinguished accomplishment in his or her field; (5) be well regarded in the community and have a long-term reputation for the highest ethical and moral standards; (6) have sufficient time and availability to devote to the affairs of the Corporation, particularly in light of the number of boards on which the nominee may serve; and (7) to the extent such nominee serves or has previously served on other boards, have a demonstrated history of actively contributing at board meetings.

The Nominating Committee will evaluate all such proposed nominees in the same manner, without regard to the source of the initial recommendation of such proposed nominee. In seeking candidates to consider for nomination to fill a vacancy on the Corporation's Board, the Nominating Committee may solicit recommendations from a variety of sources, including current directors, our Chief Executive Officer and other executive officers. The Nominating Committee may also engage a search firm to identify or evaluate or assist in identifying or evaluating candidates.

The Nominating Committee will consider nominees recommended by shareholders. Shareholders who wish to submit recommendations for candidates to the Nominating Committee must submit their recommendations in writing to the Secretary of the Corporation at 23 Broad Street, Westerly, RI 02891, who will forward all recommendations to the Nominating Committee. For a shareholder recommendation to be considered by the Nominating Committee at the 2010 Annual Meeting of Shareholders, it must be submitted to the Corporation by November 11, 2009. All shareholder recommendations for nominees must include the following information: (1) the name and address of record of the shareholder; (2) a representation that the shareholder is a record holder of our securities, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act; (3) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed nominee; (4) a description of the qualifications and background of the proposed nominee that addresses the minimum qualifications and other criteria for board membership approved by the Corporation's Board; (5) a description of all arrangements or understandings between the shareholder and the proposed nominee; (6) the consent of the proposed nominee to (a) be named in the proxy statement relating to our Annual Meeting of Shareholders, and (b) serve as a director if elected at such Annual Meeting; and (7) any other information regarding the proposed nominee that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Shareholder nominations that are not being submitted to the Nominating Committee for consideration may be made at an Annual Meeting of Shareholders in accordance with the procedures set forth in clause (e) of Article Eighth of our Restated Articles of Incorporation, as amended. Specifically, advanced written notice of any nominations must be received by the Secretary not less than 14 days nor more than 60 days prior to any meeting of shareholders called for the election of directors (provided that if fewer than 21 days' notice of the meeting is given to shareholders, notice of the proposed nomination must be received by the Secretary not later than the 10th day following the day on which notice of the meeting was mailed to shareholders).

We have not paid a fee to any third parties to identify or evaluate Board or committee nominees.

The Nominating Committee recommended that Messrs. Crandall, Orsinger, Shanahan and Thorp be nominated for election to serve as directors until the 2012 Annual Meeting of Shareholders.

Audit Committee
Members of the Audit Committee are currently directors Hoxsie (Chairperson), Crandall, Hittner, Mazze, and Shanahan. Mr. Sullivan also served on the Audit Committee until his retirement from the Corporation's Board at the 2008 Annual Meeting of Shareholders. No member of the Audit Committee (including Mr. Sullivan) is an employee of the Corporation and each is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A–3(b)(1) under the Exchange Act. The Corporation's Board has determined that Ms. Hoxsie qualifies as the "audit committee financial expert" under the Exchange Act. The Audit Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents.

The Audit Committee, which met ten times in 2008, is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The Audit Committee is also responsible for, among other things, reviewing the adequacy of our system of internal controls, our audit program, the performance and findings of our internal audit staff and action to be taken by management, reports of our independent auditors, the independence of our independent auditors, our audited financial statements and discussing such results with our management, considering the range of audit and non-audit fees and services and the pre-approval thereof, and performing such other oversight functions as the Corporation's Board may request from time to time. While the Audit Committee oversees our financial reporting process for the Corporation's Board consistent with the Audit Committee Charter, management has primary responsibility for this process, including our system of internal controls, and for the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In addition, our independent auditors, and not the Audit Committee, are responsible for auditing those financial statements. The Audit Committee's report on our audited financial statements for the fiscal year ended December 31, 2008 appears elsewhere in this Proxy Statement.

The Audit Committee is also responsible for loan review for the Bank. The loan review process includes oversight of the Bank's procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.

Compensation Committee
Members of the Compensation Committee are currently directors Bennett (Chairperson), Hirsch, Kennard, Mazze, McKeough and Orsinger, each of whom is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the SEC. The Compensation Committee met ten times in 2008.

The Compensation Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents. Generally, the Compensation Committee is responsible for all compensation decisions, and reports all actions to the members of the Corporation's Board. The Compensation Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Establishing and reviewing our compensation philosophy and policies.

- Reviewing and analyzing the compensation structure and vehicles provided to all employees and directors.

- Determining the base salaries of the named executive officers and other senior executives, as well as establishing guidelines for determining base salaries of other employees.

- Establishing and reviewing cash incentive programs for all employees, and approving incentive payments to the named executive officers and other senior executives.

- Establishing fee and retainer schedules for our directors.

- Approval of equity compensation awards and the terms of such awards to employees and directors.

- Administering our equity compensation plans.

- Administering our retirement and benefit plans, programs, and policies.

A schedule of meetings and preliminary agenda are established each December for the coming fiscal year. The agenda for Compensation Committee meetings is determined by its Chairperson with the assistance of the head of our Human Resources department. Compensation Committee meetings are regularly attended by the Chief Executive Officer and other members of the senior management team. As appropriate, the Compensation Committee may meet in executive session without the presence of employee directors and management. The Compensation Committee met in executive session seven times during 2008.

The Compensation Committee has authority under its charter to select, retain, terminate, and approve the fees of advisors, counsel or other experts or consultants, as it deems appropriate. The Compensation Committee has engaged Pearl Meyer & Partners, an independent compensation consulting firm, to assist in fulfillment of its duties. The compensation consultant advises the Compensation Committee with respect to compensation and benefit trends, best practices, market analysis, plan design, and establishing targets for individual compensation awards. The use of an independent compensation consultant provides additional assurance that our executive compensation programs are reasonable and consistent with our philosophy and objectives. The compensation consultant reports directly to the Compensation Committee. The Compensation Committee meets with the compensation consultant from time to time in executive session without the presence of employee directors and management.

During 2008, Pearl Meyer & Partners received total remuneration of $62,257 for consulting services related to compensation analysis and planning. We did not engage Pearl Meyer & Partners for any services other than those related to executive and director compensation consulting.

The Compensation Committee may delegate authority to fulfill certain administrative duties regarding the compensation and benefit programs to our senior management team. Although members of management generally attend Compensation Committee meetings, employees are not present during executive session deliberations regarding their own compensation. The Compensation Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other officers. Such awards are further discussed in executive session, with decisions made by the Compensation Committee without the Chief Executive Officer's involvement.

The Compensation Committee's report on executive compensation appears elsewhere in this Proxy Statement.

Please note, the information contained on our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

COMPENSATION DISCUSSION AND ANALYSIS
The Compensation and Human Resources Committee (for purposes of this analysis, the "Committee") has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee, among other things, ensures that the total compensation paid to senior executives is fair, reasonable and competitive.

Compensation Philosophy and Objectives
Our success is highly dependent on hiring, developing and retaining qualified people who are motivated to perform for the benefit of our shareholders, the community, and customers. The Committee believes that an effective executive compensation program must be designed to reward the achievement of specific annual, long-term and strategic goals, and align executive interests with shareholders, with the ultimate objective of enhancing shareholder value. The goal of our compensation program is to compensate senior leadership in a manner that elicits superior corporate performance, defined as at or above the top third of our peer group.

Our compensation plan places emphasis on (1) attracting and retaining the best talent in the financial services industry; (2) providing overall compensation for key executives that is competitive with similarly-sized financial institutions; (3) motivating executives to achieve the goals set in our strategic plan; and (4) returning a fair value to shareholders. To that end, the Committee believes that compensation packages provided to executives, including the named executive officers listed in this Proxy Statement, should include both cash and stock-based compensation that reward performance as measured against established goals.

Compensation Process
Prior to the beginning of the fiscal year, the Committee consulted with Pearl Meyer & Partners, an independent compensation consulting firm, to assess the competitiveness and effectiveness of our executive compensation program. The compensation consultant provided an analysis of base salary, short-term incentive, long-term incentive and benefit practices of comparable companies in the banking industry. In performing this analysis, the compensation consultant considered individual compensation elements as well as the total compensation package, and reviewed the correlation of pay to performance for the Corporation versus its peer group. The compensation consultant's report was based on a peer group of banking institutions of generally similar asset size and regional location, selected in consultation with the Committee. The peer group used in the report presented for consideration of 2008 compensation decisions consisted of the following financial institutions:

Arrow Financial Corporation	Bancorp Rhode Island, Inc.	Berkshire Hills Bancorp, Inc.
Boston Private Financial Holdings, Inc.	Brookline Bancorp, Inc.	Century Bancorp, Inc.
Community Bank System, Inc.	Harleysville National Corporation	Hudson Valley Holding Corporation
Independent Bank Corp.	Lakeland Bancorp, Inc.	National Penn Bancshares, Inc.
Omega Financial Corporation	Partners Trust Financial Group, Inc.	Peapack-Gladstone Financial Corporation
Provident New York Bancorp	S & T Bancorp, Inc.	Sandy Spring Bancorp, Inc.
Sterling Financial Corporation	Tompkins Financial Corporation	TrustCo Bank Corp NY
Univest Corporation of Pennsylvania		

Because a peer group analysis is limited to those positions for which compensation information is disclosed publicly, these studies typically include only the five most highly compensated officers at each company. Therefore, the compensation consultant also relied upon published compensation surveys to supplement information on these positions, as well as to provide the basis for analysis for other company executives. Total compensation is generally targeted at the 50th percentile or above for each position. As would be expected, specific pay positioning varies by executive. Differences may reflect individual roles, performance, experience and leadership ability. Compensation also may vary annually due to corporate performance, business unit performance and/or economic conditions.

In determining compensation for the Chief Executive Officer and the Chief Operating Officer, the Committee considers the compensation consultant's analysis, compensation survey data, corporate performance, economic conditions, and the assessment of the executive's performance by the independent directors of the Corporation's Board. For all other senior executives, the Committee considers the compensation consultant's analysis, compensation survey data, corporate and business unit performance, economic conditions, and the Chief Executive Officer's assessment of the executive's performance. The Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other officers. The Committee is responsible for all compensation decisions and reports all actions to the Corporation's Board.

Setting Executive Compensation
After the Committee has established targeted overall compensation for each executive, compensation is allocated among base salary, performance-based cash incentive, and equity compensation. Generally, our compensation package consists of approximately 50% to 70% base salary, 20% to 30% cash incentive, and 10% to 20% equity compensation. As a result, 30% to 50% of compensation is provided through performance-based forms of compensation. We believe that this mix will drive individual performance, short-term profitability and long-term stock performance. Additionally, we provide retirement and other benefits to attract and retain our employees.

Base Salary
In reviewing the Chief Executive Officer's and Chief Operating Officer's base salaries and the base salary recommendations made by the Chief Executive Officer for other executives, the Committee primarily considers:

- the compensation consultant's analysis and compensation survey data;

- the executive's compensation relative to other officers;

- recent and expected performance of the executive;

- our recent and expected overall performance; and

- our overall budget for base salary increases.

Base salaries for all executive officers are determined by the Committee. The 2008 base salary for Mr. Warren, Chairman and Chief Executive Officer, was $483,000. The Committee increased Mr. Warren's salary to $500,000 for 2009, which positioned Mr. Warren's salary in a manner consistent with the general guidelines outlined earlier. The 2008 base salaries for Messrs. Treanor, Devault, Daukas and Vesey were $367,000; $220,000; $310,000; and $168,000, respectively. The Committee increased the salaries of Messrs. Treanor, Devault, Daukas and Vesey for 2009 to $380,000; $228,000; $320,000; and $180,000, respectively.

9

Equity Compensation

The granting of stock-based incentives is viewed as a desirable long-term incentive compensation strategy because it closely links the interest of management with shareholder value, aids in employee retention, and motivates executives to improve the long-term stock market performance of our Common Stock. Equity grants also provide an opportunity for increased equity ownership.

When granting stock-based incentives to senior executives, the Committee considers the compensation consultant's analysis, as described earlier. The Committee also considers the Chief Executive Officer's recommendations for other executives, which are based on each officer's level of responsibility and contribution towards achievement of our business plan and objectives.

In determining the form of equity to be granted, the Committee considers many factors including the ability to drive corporate performance, tax and accounting treatment and the impact on dilution. Equity in the form of stock options is generally considered to be a better motivator for executives who are expected to have a longer tenure, whereas stock or stock unit grants may be an equally motivating but less dilutive form of equity for those executives who are closer to retirement.

Generally, stock-based incentives have been granted on an annual basis. Employee grants, including grants to newly hired employees, have historically been made at a regularly-scheduled Committee meeting. All stock option awards are made at the closing price for our Common Stock on the grant date. All grants are effective either on the date of the Committee meeting or at a specific future date coinciding with a triggering event such as the employee's date of hire. Equity grants to non-employee directors occur annually at the Committee meeting shortly before the date of the Annual Meeting of Shareholders, and are effective on the date of the Annual Meeting of Shareholders for directors continuing service after such date.

Equity grants typically become vested after three to five years of service. Unvested equity grants are typically forfeited upon separation from employment. Employees may become vested in a pro-rata share of equity grants upon retirement or disability, and fully vested in equity grants upon death, subject to the terms of the specific grant. Directors may become fully vested in equity grants in the event of retirement or death, subject to the terms of the specific grant. All equity grants become fully vested in a change in control of the Corporation.

Performance Share Unit Awards in 2008

During 2008, the Committee worked with the compensation consultant to design a performance share unit award for Messrs. Warren and Treanor. The grant is intended to motivate and reward executives by positioning total compensation to be competitive with market for meeting defined performance goals, with opportunity to enhance pay by driving superior corporate performance. The program was designed to position total compensation at the 50th percentile for 50th percentile performance with opportunities for upward and downward adjustment based upon actual corporate performance, providing true pay-for performance opportunities through the leveraging of equity grants.

Mr. Warren's target award is 6,007 shares, with an opportunity to earn from 0% to 200% of the target award depending on the Corporation's performance versus that of the peer group during the performance measurement period. Typically, equity grants are earned over a three year period. However, Mr. Warren's grant will be earned over the twenty-two month period ending on his normal retirement date in April 2010, and his target grant was prorated accordingly. Mr. Treanor's target award is 6,086 shares, with an opportunity to earn from 0% to 200% of the target award, again depending on the Corporation's performance. This grant will become vested on the third year anniversary of the grant. Both grants will become fully vested in the event of a change in control or death, and vested on a pro-rata basis in the event of disability or retirement prior to the vesting date. Except as outlined above, the grant is subject to forfeiture in the event of the executive's termination of employment prior to the vesting date.

Selecting and defining the performance measurements for the performance share unit awards was a critical decision for the Committee. Measures needed to reflect our strategic plan and growth strategy, as well as shareholder expectations. In addition, measures had to be within the control and influence of the grantees so that there is a true correlation between actual contribution and reward. After reviewing a number of performance metrics, the Committee decided to base performance on core return on equity ("Core ROE") and core earnings per share growth ("Core EPS Growth"), with the two metrics having equal weighting.

10

The number of shares to be issued upon vesting is based on relative Core ROE and Core EPS Growth performance, using an industry index of publicly-traded banks and thrifts located in New England and Mid-Atlantic with assets of $1 billion to $5 billion (excluding institutions in Puerto Rico) based on information published by SNL Financial. The Corporation must achieve threshold performance at the 25th percentile for each metric in order to qualify for any award. Shares will be issued at the target award level for performance at the 50th percentile, with a payout range of 50% to 200% of the target award level based on a straight line interpolation for performance from 25th percentile to 100th percentile.

Performance will be assessed for each calendar year in the performance measurement period. The Corporation's relative performance ranking in each calendar year in the performance measurement period will be averaged to determine the final ranking. The performance period includes calendar years 2008 and 2009 for Mr. Warren; and calendar years 2008, 2009, and 2010 for Mr. Treanor. Generally, shares earned under the performance share unit awards will not be issued until the vesting date, which is April 30, 2010 for Mr. Warren, and June 16, 2011 for Mr. Treanor. In the event of a change in control, death, retirement, or permanent disability, the performance period will be shortened to include annual performance during each completed calendar year and for any partial years, year-to-date performance through the completed calendar quarter immediately preceding or coinciding with the acceleration event. Performance for a partial year will be weighted accordingly.

Mr. Treanor has announced his intention to retire in October 2009, and in such case, he would become vested in a pro rata share of this grant further modified by the Corporation's performance during 2008 and year-to-date 2009.

Dividend equivalents will be paid retroactively in cash once the award vests and the final shares are actually issued.

The grant contains a 'clawback' provision that provides that, in the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, the executive is required to reimburse the Corporation for the value of shares of Common Stock issued under this award that would not have been earned based on the restated financial results.

2008 Equity Awards to Other Executives
In June 2008, the Committee granted time-based nonqualified stock options and/or restricted stock units to other key employees including Messrs. Devault, Daukas and Vesey. Restricted stock unit awards included dividend equivalent rights. The grant is subject to three year cliff vesting, subject to accelerated vesting in the event of change in control or the executive's death, and pro-rated vesting in the event of retirement.

Cash Incentive
The Committee believes that cash incentives are instrumental in motivating and rewarding executives for achievement of corporate and division goals. All of our named executive officers participate in our Annual Performance Plan. In addition, Mr. Daukas participates in our Wealth Management Business Building Incentive Plan, which rewards achievement of growth targets for the wealth management product line.

Annual Performance Plan
The Annual Performance Plan provides for the payment of additional cash compensation based on corporate performance and the achievement of individual objectives by each participant in order to provide a link between performance and compensation. The percentages allocated to the corporate performance component and the individual performance component are 70% and 30%, respectively, for the Chief Executive Officer and the Chief Operating Officer, and 60% and 40%, respectively, for all other executive officers.

In determining corporate performance, the Annual Performance Plan focuses primarily on three financial metrics - net income, fully diluted earnings per share, and return on equity, with each metric receiving equal weighting. At the beginning of each year, the Corporation's Board establishes performance targets based upon our strategic objectives. At the end of each year, the actual performance for each of the financial metrics is measured separately against its target. Performance exceeding a threshold of 80% of the performance target will result in progressively higher payment levels, ranging from 50% to 150% of the target payment for the corporate performance component.

The individual performance component for the Chief Executive Officer and the Chief Operating Officer is determined with consideration of matters such as leadership of the senior management team, strategic planning and implementation, corporate governance, and ability to focus the Corporation on the long-term interests of our shareholders. For the other named executive officers, individual performance is determined with consideration of matters such as leadership, strategic planning, and achievement of business unit operational and/or production goals. In order to qualify for an individual performance component award, the weighted average of the financial metrics must be at least 80%. Once that threshold level is achieved, actual payments will be based on an assessment of employee performance against expectations established at the beginning of each year. The Committee relies upon the assessment of the performance of the Chief Executive Officer and the Chief Operating Officer by the independent directors of Corporation's Board, and considers the Chief Executive Officer's assessment of the performance of all other senior executives. Amounts not paid as a result of an employee not fully meeting individual performance expectations may be reallocated to any other employee who demonstrated extraordinary performance.

The target bonus opportunity is determined as a percentage of regular base salary earnings, and varies by level of responsibility. The target bonus percentage is 45% for Mr. Warren; 40% for Mr. Treanor; and 30% for Messrs. Devault, Daukas, and Vesey.

The terms of the Annual Performance Plan, including the target bonus levels and relationship of payouts to achievement of profitability measures, were established by the Committee in consultation with the compensation consultant. Annually, the Committee reviews the plan to ensure that it is designed in a manner that continues to motivate employees to achieve our profitability goals. Regardless of the actual award determined by the plan parameters, the Committee has the authority to modify any award.

While reviewing the 2008 budget in late 2007, management and the Committee realized the challenges facing the Corporation in 2008. During the prior year, in order to reduce expense to improve our financial performance for our shareholders, management and directors had foregone equity compensation grants. This was considered for 2008, but, ultimately, the Committee decided that the elimination of equity compensation for two consecutive years was not in line with our compensation philosophy. Instead, the Committee opted to reduce bonus targets to 91.45% of the target bonus percentage, which held the plan's budgeted expense for 2008 at 2007 levels. This reduced the 2008 target bonus percentage to 41.15% for Mr. Warren; 36.58% for Mr. Treanor; and 27.44% for Messrs. Devault, Daukas, and Vesey. All other plan provisions remained in force.

In 2008, the target ranges for the financial metrics related to a full payout under the corporate performance component of the Annual Performance Plan were: (i) net income: $24,326,300 to $25,573,700; (ii) fully diluted earnings per share: $1.77 to $1.86; and (iii) return on equity: 12.55% to 13.18%. For 2008, the Corporation reported net income of $22,172,000; fully diluted earnings per share of $1.57; and return on equity of 11.12%, which entitled the executive officers to a payout of 66.7% for the corporate performance component. Annual Performance Plan awards for the named executive officers are outlined below:

- Mr. Warren fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Warren received a bonus payment of $154,297, which is 77.6% of the reduced target bonus of $198,726 (71.0% of the target bonus under the normal terms of the plan). This includes a discretionary adjustment of $1,894.

- Mr. Treanor fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Treanor received a bonus payment of $116,147, which is 86.5% of the reduced target bonus of $134,225 (79.1% of the target bonus under the normal terms of the plan). This includes a discretionary adjustment of $13,210.

- Mr. Devault fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Devault received a bonus payment of $48,516, which is 80.4% of the reduced target bonus of $60,347 (73.5% of the target bonus under the normal terms of the plan). This includes a discretionary adjustment of $226.

- Mr. Daukas fully met his individual performance expectations. In consideration of both individual and corporate performance, Mr. Daukas received a bonus payment of $67,907, which is 79.8% of the reduced target bonus of $85,053 (73.0% of the target bonus under the normal terms of the plan). He also received a payment under the Wealth Management Business Building Incentive Plan, which is discussed below.

- Mr. Vesey fully met his individual performance expectations. In consideration of both corporate and individual performance, Mr. Vesey received a bonus payment of $38,866, which is 84.3% of the reduced target bonus of $46,087 (77.1% of the target bonus under the normal terms of the plan). This includes a discretionary adjustment of $1,987.

The conditions that challenged our economy and financial markets during 2008 are expected to continue into 2009. In order to improve our financial performance for our shareholders, the Committee plans to reduce 2009 bonus targets to 80% of the target bonus percentage. This will reduce the 2009 target bonus percentage to 36% for Mr. Warren; 32% for Mr. Treanor; and 24% for Messrs. Devault, Daukas, and Vesey.

Wealth Management Business Building Incentive Plan
Mr. Daukas is eligible for an additional bonus payment based upon the performance of the wealth management division. This incentive is intended to drive growth in the wealth management product line, which is an important contributor to our net income. The target payment is $200,000, with a range of 0% to 150% based upon actual performance. Plan performance is measured in terms of division pre-tax earnings, revenues, and net new assets under management, with each metric having equal weighting. Net new assets under management is inclusive of all cash flows excluding investment income. Goal achievement for the three metrics first must average at least 80% in order to qualify for a plan payment. Once this threshold is met, plan payment is determined by assessing achievement of each metric individually against its target. Performance exceeding a threshold of 80% of the performance target will result in progressively higher payment levels, ranging from 50% to 150% of the target payment.

In 2008, plan targets were: (i) pre-tax earnings of $16,277,195; (ii) revenues of $32,070,929; and (iii) net new assets under management of $120,000,000. During 2008, the wealth management division met 83.4% of the pre-tax earnings goal, 88.3% of the revenue goal, and 111.7% of the net new assets under management goal. This performance resulted in a total bonus payment of $175,000 to Mr. Daukas under this plan.

The market declined significantly during the final months of 2008. As wealth management asset values declined, the division's revenues and pre-tax earnings declined accordingly, but the wealth management division's strong performance in the first half of 2008 coupled with strong new business activity resulted in an 87.5% payout as described above. The full year effect of the market decline will be reflected in 2009 revenues and pre-tax earnings. As a result, the Committee modified the business building incentive for 2009 to provide for a reduced payout of $100,000 only upon full achievement of revenue, pre-tax earnings, and net new assets under management goals. Mr. Daukas has the opportunity to increase this payout to $200,000 if the wealth management division is able to achieve 2009 revenue and pre-tax earning results that equal or exceed the 2008 results detailed above, and he meets the net new assets under management goal for 2009 established by the Committee.

Retirement and Other Benefits
Pension Plan
The Bank offers a tax-qualified defined benefit Pension Plan for the benefit of most employees. The Committee reviewed the Bank's retirement program, benefit trends, and best practices, and made a strategic decision to shift retirement benefits from the Pension Plan to the 401(k) Plan. Effective October 1, 2007, the Pension Plan was amended to freeze plan entry to new hires and rehires. Existing employees hired prior to October 1, 2007, including all named executive officers, continue to accrue benefits under the Pension Plan.

The annual pension benefit for an employee retiring at normal retirement age is the sum of (1) 1.2% of average annual pension compensation plus (2) 0.65% of average annual pension compensation in excess of the Social Security covered compensation level, multiplied by the number of years of service limited to 35 years. Pension compensation consists of base salary plus payments pursuant to the Annual Performance Plan, the Wealth Management Business Building Incentive Plan, and other cash-based payments. In 2008, the Social Security covered compensation level was $56,484 for a participant retiring at age 65.

Pension benefits are available at normal retirement age, typically age 65. Participants may commence reduced benefits as early as age 55 with ten years of service. Messrs. Warren and Vesey are the only named executive officers who currently meet the age and service requirements to commence pension benefits.

The Pension Plan was amended in 2005 to eliminate a special early retirement benefit available to participants who had combined age and years of benefit service of 85 or more (the "Magic 85 Provision"). The plan amendment provided that the Magic 85 Provision would still be available to qualifying grandfathered employees retiring from active service on or after age 60. Under the Magic 85 Provision, the pension benefit of qualifying participants is not subject to reduction for early benefit commencement. Additionally, qualifying participants are eligible for a temporary payment through age 62, which is equal to the participant's estimated Social Security benefit at age 62. Mr. Devault is the only named executive officer who is expected to qualify for the Magic 85 Provision.

Supplemental Pension Plan
The Bank also offers a Supplemental Pension Plan, which provides for payments of certain amounts that would have been received under the Pension Plan in the absence of IRS limits. We believe this Supplemental Pension Plan helps to retain and attract executives whose benefits under the Pension Plan are otherwise limited by the IRS. Benefits payable under the Supplemental Pension Plan are an unfunded obligation of Washington Trust.

In 2007, the Supplemental Pension Plan was restated to comply with Section 409A of the Internal Revenue Code. Among other things, this restatement defined the benefit commencement date as separation from service after age 65 or after age 55 with at least ten years of service. In addition, the plan was amended to impose a six-month delay of payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. Delayed payments will be credited with interest.

This plan covers substantially all employees who are impacted by IRS limits under the Pension Plan. Messrs. Warren and Treanor are not eligible to participate in this plan as further explained under "Executive Pension Plan" below. Mr. Vesey is the only named executive officer who currently meets the age and service requirements to commence benefits.

Executive Pension Plan
We also maintain an Executive Pension Plan for the benefit of Messrs. Warren and Treanor. Benefits provided under the Executive Pension Plan are deemed necessary to attract and retain our top executives who were hired later in their career. Our compensation consultant considers the benefits provided under the Executive Pension Plan in its compensation analysis, and has determined that the benefits are in line with market practice. Benefits payable under the Executive Pension Plan are an unfunded obligation of Washington Trust.

The Executive Pension Plan provides a benefit of 30% of average annual pension compensation plus 2% for each year of service up to a maximum of 55%. Benefits are offset by benefits provided by the Pension Plan, Social Security, and any defined benefit pension plan of a prior employer. A participant must have at least five years of service to earn a benefit under the Executive Pension Plan. There is a minimum benefit of $1,000 for each year of plan participation, up to a maximum of $10,000.

In 2007, the Executive Pension Plan was restated to comply with Section 409A of the Internal Revenue Code. Among other things, this restatement defined the benefit commencement date as separation from service after age 65 or after age 55 with at least ten years of service. In addition, the plan was amended to impose a six-month delay of payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. Delayed payments will be credited with interest.

Further, the Supplemental Pension Plan and Executive Pension Plan must be treated as one plan for purposes of Section 409A of the Internal Revenue Code. Instead of amending the plans to act in tandem, the Committee decided to exclude Messrs. Warren and Treanor from participation in the Supplemental Pension Plan. All supplemental retirement benefits for Messrs. Warren and Treanor are provided through the Executive Pension Plan. This did not result in a substantive increase or decrease in the aggregate amounts of plan benefits or expense.

Mr. Warren is the only participant who currently meets the age and service requirements to commence benefits.

401(k) Plan
The Bank maintains a 401(k) Plan that covers substantially all employees. The 401(k) Plan is an essential part of the retirement package needed to attract and retain employees in the banking industry. The 401(k) Plan provides for

deferral of up to the lesser of 25% of plan compensation or the annual dollar limit prescribed by the Internal Revenue Code.

Effective January 1, 2008, the 401(k) Plan was amended to promote shared responsibility for retirement through personal savings, as well as to serve as the primary retirement plan for employees who were hired or rehired after September 30, 2007. Plan provisions include automatic enrollment at 3% of plan compensation, and annual automatic increase by 1% to a maximum of 6%. The Bank matches 100% of each participant's first 1% of voluntary salary deferrals and 50% of each participant's next 4% of salary deferrals up to a maximum match of 3%. Additionally, certain eligible employees who are hired or rehired after September 30, 2007, and, therefore, are excluded from participation in the Pension Plan, are eligible for a non-elective employer contribution of 4% of plan compensation. No named executive officers are eligible for the non-elective contribution. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions. All named executive officers are fully vested in employer contributions.

Nonqualified Deferred Compensation Plan
We provide a Nonqualified Deferred Compensation Plan that permits key employees, including the named executive officers, to defer salary and bonus with the opportunity for supplemental retirement and tax benefits. Directors are also eligible to participate by the deferral of retainer and meeting fees.

The Nonqualified Deferred Compensation Plan also provides for credits of certain amounts that would have been matched by the Bank under the 401(k) Plan, but for the deferral under the Nonqualified Deferred Compensation Plan and IRS limitations on annual compensation under qualified plans. Directors are not eligible for employer contributions. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions. All named executive officers are fully vested in employer contributions.

Deferrals are credited with earnings/losses based upon the participant's selection of investment measurement options. The investment measurements include publicly-traded mutual funds. Because these investment measurements are publicly traded securities, we do not consider any of the earnings credited under the Nonqualified Deferred Compensation Plan to be "above market". The investment measurements are described further under the heading "Nonqualified Deferred Compensation" beginning on page 25 of this Proxy Statement.

The Nonqualified Deferred Compensation Plan is compliant with Section 409A of the Internal Revenue Code. Benefits payable under this plan are an unfunded obligation of the Bank.

Welfare Benefits
In order to attract and retain employees, we provide certain welfare benefit plans to our employees, which include medical and dental insurance benefits. The named executive officers participate in the medical and dental insurance plans under the same terms as our other full-time employees. All full-time employees, including the named executive officers, are offered cash-in-lieu of medical and dental coverage that would otherwise have been provided. During 2008, no named executive officers elected to receive cash in lieu of benefit coverage.

We provide two times base salary in life and accidental death and dismemberment insurance for our full-time employees, including the named executive officers. This is provided through a combination of group life insurance contracts and split dollar arrangements under Bank-owned life insurance policies. The life insurance benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

We also provide disability insurance to our full-time employees including the named executive officers, which provides up to 60% of base salary income replacement after six months of qualified disability. In order to obtain a competitive group rate, the group disability policy limits covered base salary to $250,000. This group plan limit does not fully cover Messrs. Warren, Treanor and Daukas' base salaries. In order to provide a benefit that is commensurate with the benefits provided to other full-time employees, we have purchased a supplemental disability insurance policy for Messrs. Warren and Treanor and we reimburse Mr. Daukas for a pro-rata share of his personal disability insurance policy.

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Perquisites and Other Personal Benefits

We provide named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with our overall compensation program. Perquisites include transportation benefits, country club memberships, and relocation benefits (as applicable). Annually, the Committee reviews the levels of perquisites and other personal benefits provided to named executive officers. In addition, on an annual basis the Chairperson of the Committee reviews the expense reports of the named executive officers to ensure that all reimbursements are reasonable and appropriate. On February 9, 2009, this review was completed with respect to 2008 expense reimbursements and no exceptions were noted.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Compensation that qualifies as performance-based compensation is not subject to the deduction limit imposed by Section 162(m). Where circumstances warrant, we plan to structure our cash and equity incentive compensation to our executives in a manner that would qualify such compensation as performance-based compensation. During 2008, no employee received taxable compensation in excess of $1,000,000, and, therefore, all such compensation was fully deductible for federal income tax purposes.

Stock Ownership Requirements

We have previously adopted Corporate Governance Guidelines that required each director to maintain a minimum ownership in our Common Stock of 1,000 shares within three years of joining the Corporation's Board. In March 2008, this minimum ownership requirement was increased to 2,000 shares of our Common Stock. Existing directors must meet the increased ownership requirement by the 2011 Annual Meeting of Shareholders.

Change in Control Agreements

We have entered into Change in Control Agreements (collectively, the "Change in Control Agreements") with certain key employees, including the named executive officers. The Change in Control Agreements are designed to promote stability and continuity of senior management. The Committee believes that the interests of shareholders will be best served if the interests of senior management are aligned with them. The Committee further believes that providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of shareholders.

In the event of a change in control, the named executive officers would be eligible for (a) a severance payment equal to a multiple of the sum of base salary in effect at the time of termination plus the highest bonus paid in the 2-year period prior to the change in control; (b) benefit continuation for a period of additional months of medical, dental and life insurance coverage, as well as additional months of benefit accrual under the Corporation's or Bank's supplemental retirement plans; and (c) payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code in the event the named executive officer becomes subject to such excise tax. The terms vary for each executive, as set forth in the following table.

	Multiple of Base and Bonus	Length of Benefit Continuation
Messrs. Warren and Treanor	3	36 months
Messrs. Devault, Daukas, and Vesey	2	24 months

Payments under the Change in Control Agreements would be triggered if:

- in the event of a change in control (as defined in the Change in Control Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Change in Control Agreements) or death or disability of the executive within 13 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Change in Control Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a reduction in the executive's salary and benefits, relocation, a failure of the Corporation or Bank to pay deferred compensation when due, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Change in Control Agreements; or

- the executive resigns for any reason during the 13th month after the change in control; or

- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

The Change in Control Agreements require a six-month delay in payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. If a six-month delay is required, we have agreed, upon the executive's termination of employment, to make an irrevocable contribution to a grantor trust on behalf of the executive in the amount of the severance, plus interest at the short-term applicable federal rate.

Further analysis of payments triggered by a change in control is provided under the heading "Potential Post-Employment Payments" on page 26 of this Proxy Statement.

COMPENSATION COMMITTEE REPORT
The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 8 of this Proxy Statement with management. Based on that review and discussion, the Compensation Committee recommended to the Corporation's Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Gary P. Bennett (Chairperson)	Edward M. Mazze, Ph.D.
Larry J. Hirsch, Esq.	Kathleen E. McKeough
Mary E. Kennard, Esq.	Victor J. Orsinger II, Esq.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table shows, for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006, the compensation of the person who served as Chief Executive Officer of the Corporation, Chief Financial Officer of the Corporation, and each of the three most highly compensated executive officers of the Corporation and/or the Bank, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 in each year. The presentation below includes compensation for Mr. Vesey only for fiscal year ended December 31, 2008, the only year in the last three fiscal years in which he was a named executive officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compen-sation ($) (d)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (e)	Total ($)
John C. Warren Chairman and Chief Executive Officer	2008	$482,931	$1,894	$137,808	$0	$152,403	$411,068 (f)	$38,472	$1,224,576
	2007	$465,000	$6,217	$134,695	$0	$178,783	$547,420 (g)	$43,103	$1,375,218
	2006	$439,173 (h)	$36,719	$133,526	$7,310	$163,281	$402,807 (i)	$40,899	$1,223,715
John F. Treanor President and Chief Operating Officer	2008	$366,935	$13,210	$84,334	$0	$102,937	$218,032 (f)	$34,452	$819,900
	2007	$350,000	$5,384	$79,643	$0	$119,616	$244,959 (g)	$33,244	$832,846
	2006	$320,000	$32,000	$78,614	$4,310	$128,000	$105,587 (i)	$31,764	$700,275
David V. Devault Executive Vice President, Secretary and Chief Financial Officer	2008	$219,923	$226	$6,097	$7,491	$48,290	$136,490 (f)	$6,802	$425,319
	2007	$200,000	$3,488	$6,886	$0	$52,512	$61,733 (g)	$6,192	$330,811
	2006	$193,000	$2,100	$11,805	$2,262	$57,900	$58,438 (i)	$5,978	$331,483
Galan G. Daukas Executive Vice President, Wealth Management	2008	$309,962	$0	$36,330	$10,573	$242,907	$37,874 (f)	$27,168	$664,814
	2007	$300,000	$2,232	$27,620	$0	$220,368 (j)	$27,041 (g)	$26,100	$603,361
	2006	$285,000	$0	$27,620	$0	$360,500 (k)	$30,759 (i)	$216,461	$920,340
James M. Vesey Executive Vice President & Chief Credit Officer	2008	$167,954	$1,987	$9,146	$0	$36,879 (l)	$58,038 (f)	$5,212	$279,216

(a) Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2008 bonus was paid in fiscal 2009, the 2007 bonus was paid in fiscal 2008 and the 2006 bonus was paid in fiscal 2007. Bonus payments in 2008 include discretionary awards to Messrs. Warren, Treanor, Devault, and Vesey discussed in the Compensation Discussion and Analysis earlier in this Proxy Statement. Bonus payments in 2007 include discretionary awards to Messrs. Warren, Treanor, Devault, and Daukas discussed in our Proxy Statement dated March 14, 2008 for the 2008 Annual Meeting of Shareholders (the "2008 Proxy Statement"). Bonus payments in 2006 include discretionary awards to Messrs. Warren, Treanor, and Devault discussed in our Proxy Statement dated March 15, 2007 for the 2007 Annual Meeting of Shareholders (the "2007 Proxy Statement").

(b) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in 2008, 2007 and 2006, as applicable, in accordance with SFAS No. 123R of restricted stock, restricted stock unit awards, and performance share unit awards, and thus includes amounts from awards granted in and prior to the year indicated. For 2008, assumptions related to the financial reporting of restricted stock, restricted stock units, and performance shares units are presented in Footnote 16 to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K"). For 2007, assumptions related to the financial reporting of restricted stock and restricted stock units are presented in Footnote 17 to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K"). For 2006, assumptions related to the financial

18

reporting of restricted stock and restricted stock units are presented in Footnote 17 to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Form 10-K").

(c) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in the year indicated, as applicable, in accordance with SFAS No. 123R on unexercisable stock option awards, and thus includes amounts from awards granted in and prior to the year indicated. For 2008, assumptions related to the financial reporting of stock options are presented in Footnote 16 to the Consolidated Financial Statements presented in the 2008 Form 10-K. For 2006, assumptions related to the financial reporting of stock options are presented in Footnote 17 to the Consolidated Financial Statements presented in the 2006 Form 10-K.

(d) Amount listed reflects payments under the Annual Performance Plan and Wealth Management Business Building Incentive Plan as outlined earlier in this Proxy Statement for 2008, in the 2008 Proxy Statement for 2007 and in the 2007 Proxy Statement for 2006. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2008 bonus was paid in fiscal 2009, the 2007 bonus was paid in fiscal 2008 and the 2006 bonus was paid in fiscal 2007.

(e) The following table shows the components of this column for 2008:

Named Executive Officer	Life Insurance Premiums	Disability Insurance Premiums	Employer Match Under the 401(k) Plan	Employer Credits Under Nonqualified Deferred Compensation Plan	Country Club Membership	Company Provided Vehicle or Auto Allowance	Non-cash Items and Related Tax Gross-up Payment (1)	Total
Warren	$228	$4,008	$6,900	$7,588	$7,293	$12,455	$0	$38,472
Treanor	$228	$3,016	$6,900	$4,108	$11,100	$9,100	$0	$34,452
Devault	$204	$0	$6,598	$0	$0	$0	$0	$6,802
Daukas	$228	$632	$6,900	$2,399	$9,000	$7,900	$109	$27,168
Vesey	$173	$0	$5,039	$0	$0	$0	$0	$5,212

(1) Non-cash items reflect the cash value of promotional merchandise received during the year.

(f) Amount reflects 12/15ths of the difference between the Present Value of Accumulated Benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan at December 31, 2008 and the Present Value of Accumulated Benefits at September 30, 2007. The 12/15ths adjustment reflects the change in measurement date from September 30 to December 31 that was used for our financial disclosures under SFAS No. 158. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; and the increase or decrease due to changes in assumptions. Assumptions are described in footnotes to the Pension Benefits Table included later in this Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan.

(g) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan between September 30, 2006 and September 30, 2007. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; the increase or decrease due to changes in assumptions; and the transfer of liability from the Supplemental Pension Plan to the Executive Pension Plan for Messrs. Warren and Treanor as described in the Compensation Discussion and Analysis earlier in this Proxy Statement. Assumptions are described in footnotes to the Pension Benefits Table included in the 2008 Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan.

(h) Mr. Warren was on a medical leave of absence during 2006, and did not earn his full base salary of $445,000. Amount listed reflects $362,846 in salary earnings and $76,327 in salary continuation benefits. Salary continuation benefits are available to all full-time employees and provide up to 26 weeks of salary continuation for qualifying medical absence. Salary continuation benefits, including the benefits payable to Mr. Warren, are offset by any amounts received through other disability programs including the Rhode Island Temporary Disability Insurance Program. The amount listed is net of such offsets.

(i) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan between September 30, 2005 and September 30, 2006. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; and the increase or decrease due to changes in assumptions. Assumptions are described in footnotes to the Pension Benefits Table included in the 2007 Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan.

(j) Includes $22,260 deferred under the Nonqualified Deferred Compensation Plan during 2008.

(k) Includes $36,050 deferred under the Nonqualified Deferred Compensation Plan during 2007.

(l) Includes $19,912 deferred under the Nonqualified Deferred Compensation Plan during 2009.

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Grants of Plan-Based Awards

The following table contains information concerning grants of plan based awards under our cash and equity incentive plans to the named executive officers during the year ended December 31, 2008.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value Of Stock And Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Warren	12/17/07	$129,172	$198,726	$268,280 (a)							
	6/16/08				3,004	6,007	12,014 (b)				$72,456 (c)
Treanor	12/17/07	$87,246	$134,225	$181,204 (a)							
	6/16/08				3,043	6,086	12,172 (b)				$73,397 (c)
Devault	12/17/07	$42,243	$60,347	$78,451 (a)							
	6/16/08							1,400 (d)			$33,768
	6/16/08								5,100 (e)	$24.12	$41,257
Daukas	12/17/07	$59,537	$85,053	$110,569 (a)							
	12/17/07	$100,000	$200,000	$300,000 (f)							
	6/16/08							2,000 (d)			$48,240
	6/16/08								7,200 (e)	$24.12	$58,245
Vesey	12/17/07	$32,261	$46,087	$59,913 (a)							
	6/16/08							2,100 (d)			$50,652

(a) Reflects the 2008 threshold, target and maximum award available under the Annual Performance Plan. Plan targets were adjusted to 91.45% of the normal target to decrease expense and improve corporate performance as discussed in the Compensation Discussion and Analysis earlier in this Proxy Statement. The Annual Performance Plan is based upon achievement of both corporate and individual goals. Threshold awards assume corporate performance at 80% of plan (resulting in a 50% payout on the corporate performance component) and individual performance at 100%. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms of the awards for 2008 under this plan were approved by the Compensation Committee.

(b) Reflects the threshold, target and maximum number of shares available under the performance share unit award granted on June 16, 2008. This grant is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement.

(c) As of the date of this Proxy Statement, the Core ROE and Core EPS Growth for the peer group has not yet been determined. These amounts reflect the grant date fair value of the performance share unit award, assuming the award becomes vested at the threshold. The actual number of shares that will vest will depend on the Corporation's performance versus that of the peer group during the performance measurement period and, therefore, actual amounts may be different.

(d) Reflects a restricted stock unit grant on June 16, 2008. This grant will become fully vested upon the earliest of June 16, 2011, the executive's death, or change in control of the Corporation. The grant will be vested on a pro-rated basis upon the executive's retirement. This grant included dividend equivalent rights.

(e) Reflects a nonqualified stock option grant on June 16, 2008. This grant will become fully vested upon the earliest of June 16, 2011, the executive's death, or change in control of the Corporation. The grant will be vested on a pro-rated basis upon the executive's retirement.

(f) Reflects the 2008 threshold, target and maximum award available under the Wealth Management Business Building Incentive Plan. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms of the award for 2008 under this plan were approved by the Compensation Committee.

_____

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (a)
John C. Warren	12,703	-	-	$15.25	5/15/2010				
	28,000	-	-	$17.80	4/23/2011				
	26,960	-	-	$20.03	4/22/2012				
	28,125	-	-	$20.00	5/12/2013				
						6,500 (b)	$128,375		
						-	-	3,004 (c)	$59,329
John F. Treanor	5,147	-	-	$16.38	4/1/2009				
	9,642	-	-	$17.50	5/17/2009				
	13,968	-	-	$15.25	5/15/2010				
	16,000	-	-	$17.80	4/23/2011				
	11,605	-	-	$20.03	4/22/2012				
	16,565	-	-	$20.00	5/12/2013				
						3,900 (b)	$77,025		
						-	-	3,043 (d)	$60,099
David V. Devault	8,400	-	-	$17.50	5/17/2009				
	10,100	-	-	$15.25	5/15/2010				
	9,045	-	-	$17.80	4/23/2011				
	8,440	-	-	$20.03	4/22/2012				
	8,700	-	-	$20.00	5/12/2013				
	6,200	-	-	$26.81	6/13/2015				
	6,200	-	-	$28.16	12/12/2015				
	-	5,100 (e)	-	$24.12	6/16/2018				
						1,400 (f)	$27,650	-	-
Galan G. Daukas	20,000	-	-	$27.62	8/30/2015				
	12,315	-	-	$28.16	12/12/2015				
	-	7,200 (e)	-	$24.12	6/16/2018				
						5,000 (g)	$98,750	-	-
						2,000 (f)	$39,500	-	-
James M. Vesey	4,905	-	-	$20.03	4/22/2012				
	5,065	-	-	$20.00	5/12/2013				
	3,800	-	-	$26.81	6/13/2015				
	3,800	-	-	$28.16	12/12/2015				
						2,100 (f)	$41,475	-	-

(a) Based upon December 31, 2008 fair market value of $19.75.

(b) This restricted stock unit grant will vest on April 25, 2009.

(c) This performance share unit award vests on April 30, 2010 based on achievement of certain performance criteria, which are described in the Compensation Discussion and Analysis earlier in this Proxy Statement. The actual number of shares that will vest will depend on the Corporation's performance versus that of the peer group during the performance measurement period. As of the date of this Proxy Statement, the Core ROE and Core EPS Growth for the peer group has not yet been determined and, therefore, the amounts included in this table reflect the threshold amounts. Actual results may be different.

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(d) This performance share unit award vests on June 16, 2011 based on achievement of certain performance criteria, which are described in the Compensation Discussion and Analysis earlier in this Proxy Statement. The actual number of shares that will vest will depend on the Corporation's performance versus that of the peer group during the performance measurement period. As of the date of this Proxy Statement, the Core ROE and Core EPS Growth for the peer group has not yet been determined and, therefore, the amounts included in this table reflect the threshold amounts. Actual results may be different.

(e) This nonqualified stock option grant vests on June 16, 2011.

(f) This restricted stock unit grant vests on June 16, 2011.

(g) This restricted stock grant vests on August 30, 2010.
_____

Option Exercises and Stock Vested
The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and stock awards that vested during the year ended December 31, 2008.

OPTION EXERCISES AND STOCK VESTED

Named Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John C. Warren	17,106 (a)	$167,290	5,800 (b)	$139,200
John F. Treanor	6,975 (a)	$78,643	3,400 (b)	$81,600
David V. Devault	0	$0	0	$0
Galan G. Daukas	0	$0	0	$0
James M. Vesey	0	$0	0	$0

(a) Amounts shown represent the number of options exercised. Taking into consideration shares exchanged for option exercise price and tax withholding, Messrs. Warren and Treanor acquired net amounts of 4,830 and 2,845 shares, respectively.

(b) Amounts shown represent the number of stock units vested during the year. Taking into consideration shares withheld for payment of applicable taxes, Messrs. Warren and Treanor acquired net amounts of 3,860 and 2,263 shares, respectively.

_____

Pension Benefits

The following table sets forth information with respect to the pension benefits of the named executive officers under the Pension Plan, Supplemental Pension Plan and Executive Pension Plan. Information about these plans can be found under the heading "Compensation Discussion and Analysis - Retirement and Other Benefits" earlier in this Proxy Statement.

<center>PENSION BENEFITS</center>

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (a)	Payments During Last Fiscal Year ($)
John C. Warren	Pension Plan	12.9	$457,664	-
	Executive Pension Plan (b)	12.9	$2,461,829	-
John F. Treanor	Pension Plan	9.8	$303,970	-
	Executive Pension Plan (c)	9.8	$668,909	-
David V. Devault	Pension Plan (d)	22.2	$628,597	-
	Supplemental Pension Plan	22.2	$210,366	-
Galan G. Daukas	Pension Plan	3.3	$39,494	-
	Supplemental Pension Plan	3.3	$65,648	-
James M. Vesey	Pension Plan	10.0	$248,848	-
	Supplemental Pension Plan	10.0	$29,360	-

(a) Present value of accumulated benefits under the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan as of December 31, 2008, determined using mortality assumptions based on the 1994 Group Annuity Reserve tables with no mortality assumption prior to benefit commencement and other assumptions consistent with those presented in Footnote 15 to the Consolidated Financial Statements presented in the 2008 Form 10-K, except that retirement age is based upon the earliest retirement age at which the named executive officer can receive unreduced benefits. For Mr. Devault, this represents retirement under the Magic 85 Provision at age 60 and for all other named executive officers this represents normal retirement at age 65. Present value is expressed as a lump-sum; however, the plans do not provide for payment of benefits in a lump-sum, but rather are payable only in the form of an annuity with monthly benefit payments. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan, and a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan. Also included are amounts that the named executive officer may not currently be entitled to receive because such amounts are not vested.

(b) In the calculation of Mr. Warren's Executive Pension Plan benefits, the following offset benefits are assumed: annual pension benefits payable under the Pension Plan; estimated annual Social Security benefits of $24,852 payable at age 65; and estimated annual pension benefits payable as a life annuity at age 65 totaling $83,192 from defined benefit pension plans of prior employers.

(c) In the calculation of Mr. Treanor's Executive Pension Plan benefits, the following offset benefits are assumed: annual pension benefits payable under the Pension Plan; estimated annual Social Security benefits of $26,904 payable at age 65; and estimated annual pension benefits payable as a life annuity at age 65 totaling $114,855 from defined benefit pension plans of prior employers.

(d) Mr. Devault's Pension Plan benefit includes a temporary payment provided under the Magic 85 Provision that is payable between ages 60 and 62. The Magic 85 Provision, including this special payment, is discussed in detail earlier in this Proxy Statement.

_____

In the event of a change in control, the named executive officers would receive additional years of credited service under the Supplemental Pension Plan and Executive Pension Plan as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

<center>24</center>

Nonqualified Deferred Compensation

We provide executives with the opportunity to defer up to 25% of regular base salary earnings and 100% of annual bonus earnings into the Nonqualified Deferred Compensation Plan. This plan also provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan ("excess match"), as described earlier in this Proxy Statement.

Contributions are credited with earnings/losses based upon the executive's selection of publicly-traded mutual funds and our Common Stock. The following table summarizes the annual rate of return for the year ended December 31, 2008 for the investment options.

Washington Trust Bancorp, Inc. Common Stock	-18.84%	Russell LifePoints® Conservative Strategy E Fund	-15.41%
Principal Inv Ptr LargeCap Value III R5 Fund	-40.98%	Russell LifePoints® Moderate Strategy E Fund	-23.61%
Principal Inv LargeCap S&P 500 Index R5 Fund	-37.31%	Russell LifePoints® Balanced Strategy E Fund	-29.92%
Principal Inv Ptr LargeCap Growth I R5 Fund	-40.87%	Russell LifePoints® Growth Strategy E Fund	-36.14%
Principal Inv MidCap S&P 400 Index R5 Fund	-36.56%	Russell LifePoints® Equity Growth Strategy E Fund	-42.07%
Principal Inv SmallCap S&P 600 Index R5 Fund	-31.29%	Russell LifePoints® 2010 Strategy R3 Fund	-21.88%
American Funds EuroPacific Growth R3 Fund	-40.71%	Russell LifePoints® 2020 Strategy R3 Fund	-29.22%
Principal Inv Bond & Mortgage Securities R5 Fund	-14.48%	Russell LifePoints® 2030 Strategy R3 Fund	-39.32%
Principal Inv Money Market R5 Fund	2.43%	Russell LifePoints® 2040 Strategy R3 Fund	-39.72%

Investment elections can be changed at any time. Transactions involving our Common Stock are subject to insider trading windows.

As of October 15, 2007, our Common Stock was no longer available as a new benchmark investment. Further, employees and directors who had selected our Common Stock as a benchmark investment (the "Bancorp Stock Fund") are allowed to transfer from that fund during a transition period that will run through March 14, 2009. After March 14, 2009, employees and directors will not be allowed to make transfers from the Bancorp Stock Fund, and any distributions will be made in whole shares of our Common Stock to the extent of the benchmark investment election in the Bancorp Stock Fund.

The following table outlines employee and employer contributions to the Nonqualified Deferred Compensation Plan during the year ended December 31, 2008. The table also details earnings on plan balances during the year and the aggregate amount of all Nonqualified Deferred Compensation Plan obligations as of December 31, 2008.

NONQUALIFIED DEFERRED COMPENSATION

Named Executive Officer	Executive Contributions in Last FY ($) (a)	Registrant Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (c)
John C. Warren	$0	$7,588	($170,976)	-	$294,703
John F. Treanor	$0	$4,108	($4,129)	-	$18,624
David V. Devault	$0	$0	$0	-	$0
Galan G. Daukas	$22,260	$2,399	($15,772)	-	$53,155
James M. Vesey	$18,293	$0	($42,813)	-	$141,219

(a) Reflects deferrals of salary and bonus payments that were accrued under the Nonqualified Deferred Compensation Plan during 2008. Salary amounts are disclosed in the Summary Compensation Table under the year 2008. Bonus amounts are disclosed in the Summary Compensation Table under the year 2007. Mr. Daukas' executive contribution reflects deferral of his 2007 bonus, which was payable and deferred in 2008 and is detailed in the Summary Compensation Table under the year 2007. Mr. Vesey's executive contribution reflects deferral of his 2007 bonus which was payable and deferred in 2008. Because he was not a named executive officer for 2007, this bonus is not listed in the Summary Compensation Table.

(b) Represents credits for amounts that would have been contributed by the Bank under the 401(k) Plan as described earlier in this Proxy Statement. These amounts are disclosed in the Summary Compensation Table, under All Other Compensation in 2008.

(c) Reflects employee and employer contributions that have been reflected in the Summary Compensation Table in this Proxy Statement and previous proxy statements as outlined in the following table.

Named Executive Officer	2008 ($)	Previous Years ($)	Total ($)
John C. Warren	$7,588	$395,167	$402,755
John F. Treanor	$4,108	$17,217	$21,325
David V. Devault	$0	$0	$0
Galan G. Daukas	$24,659	$40,250	$64,909
James M. Vesey	$0	$67,574	$67,574

_____

Upon election to defer income, the individual must also elect distribution timing and form of payment. In-service distributions may be in a lump sum payable in a specific year or in four annual installments commencing in the year a named student reaches age 18. Accounts may also be distributed commencing in the year following retirement in a lump sum or annual installments over five or ten years. Retirement is defined as separation from employment after age 65 or after age 55 with 10 or more years of service for executives, and for directors is termination of directorship after age 55. In the event of pre-retirement separation, accounts become payable in a lump sum in the following year, regardless of distribution election. Excess match accounts are always payable in a lump sum in the year following separation. Distributions are paid in cash except that distributions from the Bancorp Stock Fund may, at the option of the participant, be in the form of our Common Stock. However, after March 14, 2009, distributions from the Bancorp Stock Fund must be made in the form of our Common Stock.

The Nonqualified Deferred Compensation Plan has been restated to comply with Section 409A of the Internal Revenue Code, which imposed new rules on deferred compensation programs. These rules generally apply to amounts deferred after December 31, 2004 and related earnings ("post-409A accounts"). Amounts deferred prior to January 1, 2005 and related earnings ("grandfathered balances") are subject to the rules applicable prior to the effective date of Section 409A. Participants may change distribution timing and form on grandfathered balances, provided a full calendar year passes between the year in which the change was requested and the new distribution date. Distribution elections on post-409A accounts may only be changed if (a) the new election is made at least 12 months before the first scheduled payment; (b) the distribution or first installment is delayed at least five years from the originally scheduled payment date; and (c) the new election is not effective until at least 12 months have elapsed. Participants can receive an early distribution of grandfathered balances, less a withdrawal penalty equal to 10% of the participant's total grandfathered balance. In the event of an unforeseeable emergency, executives and directors may receive a distribution from grandfathered balances and/or post-409A accounts, to the extent necessary to meet the emergency and resulting income tax and penalties, subject to certain limitations outlined in the plan.

Potential Post-Employment Payments
The named executive officers are entitled to certain compensation in the event of termination of such executive's employment. This section is intended to discuss these post-employment payments, assuming separation from employment on December 31, 2008.

Severance Pay and Benefit Continuation
We do not have an employment contract with any named executive officer. Therefore, no severance benefit is payable and there is no continuation of benefit coverage in the event of a named executive officer's voluntary or involuntary termination, retirement, disability, or death. Severance and benefit continuation are available in the event of a change in control as presented in the Potential Post-Employment Payments table beginning on page 29 of this Proxy Statement.

Vested Equity Awards
Vested stock option grants are outlined in the Outstanding Equity Awards at Fiscal Year End Table earlier in this Proxy Statement. A named executive officer may exercise his vested stock options at any time through his separation from employment date. The right to exercise vested stock options is forfeited following his separation from employment for all reasons other than retirement and death.

In the event of the death of the named executive officer, the right to exercise vested stock option grants would transfer to the named executive officer's estate and would expire on the three year anniversary of the date of death. In the event of retirement, the named executive officer would have the right to exercise vested nonqualified stock options for three years following retirement and vested incentive stock options for 90 days following retirement. Messrs. Warren and Vesey are the only named executive officers who are eligible to retire on December 31, 2008.

Information regarding the effect on unvested equity grants in a separation from employment is discussed in the Potential Post-Employment Payments Table and accompanying footnotes beginning on page 29 of this Proxy Statement.

Retirement Benefits Payable
In the event of any separation from employment on December 31, 2008, Messrs. Warren, Treanor, Devault, and Vesey would be entitled to their vested benefit in the Pension Plan, Supplemental Pension Plan, and Executive Pension Plan (collectively, the "Defined Benefit Retirement Plans"), as applicable. Mr. Daukas is not vested, and, therefore, would forfeit all benefits under the Defined Benefit Retirement Plans including any benefits to his surviving spouse. Mr. Devault would forfeit his right to the benefit of the Magic 85 Provision under the Pension Plan.

Retirement benefits are not enhanced in the event of any named executive officer's voluntary or involuntary termination, retirement or death on December 31, 2008.

In the event of a change in control, vested named executive officers receive an enhanced benefit in the form of additional years of benefit service under the Change in Control Agreements as described earlier. The value of this enhancement is outlined in the Potential Post-Employment Payments Table beginning on page 29 of this Proxy Statement. Mr. Warren has qualified for the maximum benefit under the Executive Pension Plan, and therefore, would not receive an enhanced benefit as a result of the crediting of additional months of benefit accrual in the event of a change in control.

The following table outlines the annual benefits available under the Defined Benefit Retirement Plans, assuming separation from service on December 31, 2008 under various termination scenarios:

Named Executive Officer	Retirement Plan	Annual Benefit Payable under Defined Benefit Retirement Plans (a)			
		Voluntary or Involuntary Termination	Retirement (b)	Death Benefit Payable to Surviving Spouse	Change in Control (c)
John C. Warren	Pension Plan	$43,195	$43,195	$19,082 (d)	$43,195
	Executive Pension Plan	$199,113	$199,113	$99,556 (e)	$199,113
John F. Treanor	Pension Plan	$35,479	$0	$16,298 (d)	$35,479 (f)
	Executive Pension Plan	$70,585	$0	$39,838 (e)	$75,769
David V. Devault	Pension Plan	$78,646	$0	$35,391 (d)	$78,646
	Supplemental Pension Plan	$19,403	$0	$8,731 (d)	$28,250
Galan G. Daukas	Pension Plan	$0	$0	$0	$0
	Supplemental Pension Plan	$0	$0	$0	$0
James M. Vesey	Pension Plan	$22,375	$22,375	$10,069 (d)	$22,375
	Supplemental Pension Plan	$2,712	$2,712	$1,220 (d)	$7,729

(a) Unless otherwise noted, amount reflects annual benefit payable in the normal form at age 65 for Messrs. Treanor and Devault and immediately for Messrs. Warren and Vesey (since both were retirement-eligible on December 31, 2008). The benefit for Messrs. Warren and Vesey has been reduced for early commencement. The normal form is a life annuity under the Pension Plan and Supplemental Pension Plan, and is a 50% joint and survivor annuity with 120 guaranteed monthly payments under the Executive Pension Plan. The Executive Pension Plan further provides for 120 guaranteed monthly payments in the normal form under the Pension Plan commencing upon the executive's death after age 55, offset by actual payments under that plan.

(b) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Warren and Vesey are the only named executive officers who were eligible to retire on December 31, 2008.

(c) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(d) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity. Benefit is payable to the surviving spouse from the executive's 65th birthday for Messrs. Treanor and Devault and immediately for Messrs. Warren and Vesey. The benefit for Messrs. Warren and Vesey reflects a reduction for early commencement.

(e) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity with 120 guaranteed monthly payments. Benefit is payable to the surviving spouse immediately, and reflects a reduction for such early commencement. The Executive Pension Plan further provides a temporary additional payment of $12,585 through Mr. Treanor's 65th birthday, which is intended to equal the death benefit that would have been payable from the Pension Plan if Mr. Treanor were eligible to retire on December 31, 2008. Amounts reflect offsets to the Executive Pension Plan as outlined in the Pension Benefits Table and accompanying footnotes earlier in this Proxy Statement.

(f) In the event of a change in control, Mr. Treanor meets the criteria for early commencement under the Executive Pension Plan as a result of the additional years of service provided under his Change in Control Agreement and, therefore, Executive Pension Plan benefits are payable immediately. Amount reflects reduction for early commencement.

_____

Nonqualified Deferred Compensation Plan
Obligations under the Nonqualified Deferred Compensation Plan generally would become payable in a lump sum in the January following the separation from employment, subject to the six-month delay imposed under Section 409A of the Internal Revenue Code. A separation from service for Messrs. Warren and Vesey would be deemed a retirement and any plan balance would be paid according to the executive's distribution election under the plan. The aggregate balance of the obligations under this plan is detailed in the Nonqualified Deferred Compensation Table earlier in this Proxy Statement. Plan balances represent accrued liabilities for amounts earned and are not enhanced for any voluntary or involuntary termination.

The following table presents potential post-employment payments assuming separation from service on December 31, 2008 under various termination scenarios:

POTENTIAL POST EMPLOYMENT PAYMENTS

Named Executive Officer	Type of Payment	Involuntary or Voluntary Termination	Retirement (a)	Death	Permanent Disability	Change in Control (b)
John C. Warren	Severance (c)	$0	$0	$0	$0	$2,049,000
	Intrinsic Value of Accelerated Equity (d)	$0	$130,635	$188,966	$16,519	$188,966
	Value of Increased Retirement Benefits (e)	$0	$0	$0	$0	$0
	Health Benefits (f)	$0	$0	$0	$0	$28,863
	Gross Up (g)	$0	$0	$0	$0	$0
	Total	$0	$130,635	$188,966	$16,519	$2,266,829
John F. Treanor	Severance (c)	$0	n/a	$0	$0	$1,581,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$138,402	$10,226	$138,402
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$0	$263,802
	Health Benefits (f)	$0	n/a	$0	$0	$28,863
	Gross Up (g)	$0	n/a	$0	$0	$798,805
	Total	$0	n/a	$138,402	$10,226	$2,810,872
David V. Devault	Severance (c)	$0	n/a	$0	$0	$560,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$27,650	$0	$27,650
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$0	$47,240
	Health Benefits (f)	$0	n/a	$0	$0	$24,382
	Gross Up (g)	$0	n/a	$0	$0	$0
	Total	$0	n/a	$27,650	$0	$659,272
Galan G. Daukas	Severance (c)	$0	n/a	$0	$0	$1,341,000
	Intrinsic Value of Accelerated Equity (d)	$0	n/a	$39,500	$0	$138,250
	Value of Increased Retirement Benefits (e)	$0	n/a	$0	$0	$0
	Health Benefits (f)	$0	n/a	$0	$0	$24,432
	Gross Up (g)	$0	n/a	$0	$0	$0
	Total	$0	n/a	$39,500	$0	$1,503,682
James M. Vesey	Severance (c)	$0	$0	$0	$0	$412,000
	Intrinsic Value of Accelerated Equity (d)	$0	$6,913	$41,475	$0	$41,475
	Value of Increased Retirement Benefits (e)	$0	$0	$0	$0	$55,510
	Health Benefits (f)	$0	$0	$0	$0	$18,379
	Gross Up (g)	$0	$0	$0	$0	$0
	Total	$0	$6,913	$41,475	$0	$527,364

(a) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Warren and Vesey are the only named executive officers who were eligible to retire on December 31, 2008.

(b) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(c) Severance payments are based on the salary in effect at December 31, 2008 plus the highest bonus paid during the two years prior to December 31, 2008, using the multiple described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement. For Messrs. Warren, Treanor, Devault and Vesey, bonus-related severance payments are based on Annual Performance Plan payments. For Mr. Daukas, bonus-related severance payments are based on payments under the Annual Performance Plan and the Wealth Management Business Building Incentive Plan.

(d) Reflects the value of accelerated equity based upon market closing price of $19.75 on December 31, 2008, as well as the value of dividend equivalents that would become payable under the performance share unit award grant. Unvested equity grants are outlined in the Outstanding Equity Awards at Fiscal Year End Table earlier in this Proxy Statement. All unvested awards would be forfeited upon voluntary or involuntary termination. All unvested awards would become fully vested upon a change in control. All unvested awards, except for Mr. Daukas' restricted stock award, would become vested upon death. All unvested awards for Messrs. Warren and Vesey would be vested on a pro-rated basis upon retirement. The performance share unit award for Messrs. Warren and Treanor would be vested on a pro-rated basis upon permanent disability. For purposes of this table, we have assumed that the Corporation's performance versus that of the peer group during the performance measurement period resulted in the vesting of the performance share unit awards at the threshold level (i.e., 3,004 shares for Mr. Warren and 3,043 shares for Mr. Treanor). As of the date of this Proxy Statement, the Core ROE and Core EPS Growth for the peer group has not yet been determined and, therefore, the actual number of shares that could vest may be different.

(e) Reflects the increase in retirement benefits resulting from the additional months of benefit accrual provided for the Supplemental Pension Plan and the Executive Pension Plan under the Change in Control Agreements. Since Mr. Daukas is not vested in the Defined Benefit Retirement Plans, he is not eligible for a retirement benefit and, therefore, would not benefit from additional months of benefit service upon a change in control. Mr. Warren has qualified for the maximum benefit under the Executive Pension Plan and, therefore, would not receive an enhanced benefit as a result of crediting of additional months of benefit accrual.

(f) Reflects the value of health benefits based upon actual 2009 carrier premiums, increased by 8% for years 2 and 3, as applicable.

(g) Additional payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code.

_____

DIRECTOR COMPENSATION
We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Corporation's Board. Annually, the compensation consultant provides a report on the competitiveness and effectiveness of our director compensation program. In setting director compensation, we consider the role of the directors, amount of time that directors expend in fulfilling their duties as well as the expertise required of Board members.

Cash Compensation Paid to Board Members
For the year ended December 31, 2008, non-employee members of our Board received an annual cash retainer of $20,000. The person serving as both the chair of the Nominating Committee and the Executive Committee received a combined additional annual retainer of $8,000; the chairperson of the Audit Committee received an additional annual retainer of $8,000; and the chairperson of the Compensation Committee received an additional annual retainer of $4,000. All retainers are paid in quarterly installments.

All members of the Corporation's Board are also members of the Bank's Board. Members of the Bank's Board did not receive any additional retainer for their involvement in the Bank's Board, except the chairperson of the Bank's Trust Committee, who received an additional annual retainer of $4,000.

For each meeting of the Corporation's Board and the Bank's Board attended, non-employee directors received $1,000; however, for meetings of the Corporation's Board and the Bank's Board held on the same day, as is the general practice, non-employee directors were paid for only one meeting. In addition, non-employee directors received $800 for each Corporation or Bank Board committee meeting attended in person and $700 for each such committee meeting attended telephonically. Committee chairpersons who do not receive an additional retainer for service as chairperson received an additional $200 per committee meeting.

After reviewing the compensation consultant's report on director compensation, the Compensation Committee increased Audit Committee meeting fees to $900 per meeting ($800 for each such meeting attended telephonically) beginning in 2009.

Equity Compensation Paid to Directors
In order to align Board interests with shareholders, non-employee directors typically receive an annual equity grant. In determining the form of equity to be granted, the Compensation Committee considers many factors including the ability to drive corporate performance, tax and accounting treatment and the impact on dilution. In 2005, the Compensation Committee concluded that restricted stock units would provide an equally motivating form of equity compensation while permitting us to issue fewer shares, thereby reducing potential dilution.

In 2008, pursuant to the terms of the 2003 Stock Incentive Plan, as amended ("2003 Plan"), the Corporation's Board voted to suspend the automatic nonqualified stock option award to non-employee directors provided under that plan. In lieu of such automatic award, the Compensation Committee granted to each non-employee director who continued to serve as our director after the 2008 Annual Meeting of Shareholders 600 restricted stock units, which vest upon the earliest of (a) the three year anniversary of the grant; (b) change in control of the Corporation; (c) the death of the director; or (d) retirement from the Corporation's Board after attainment of age 70. These grants included dividend equivalent rights.

Under the proposed Amended and Restated 2003 Stock Incentive Plan, the provision that provides for automatic annual nonqualified stock option awards to non-employee directors would be eliminated if our shareholders approve the amended and restated plan. Please see the section of this Proxy Statement entitled "Approval of an Amendment and Restatement of the 2003 Stock Incentive Plan (Proposal No. 3)" beginning on page 36 of this Proxy Statement for more information.

Retirement Plans
Directors are not eligible to participate in any defined benefit plan maintained by the Corporation or the Bank. Directors are eligible to defer 100% of retainers and meeting fees into the Nonqualified Deferred Compensation Plan. Directors are not eligible for company contributions. Provisions regarding types of accounts, investment measurements, form and timing of payments, and distributions that apply to employees also apply to directors. Retirement for directors is defined in the Nonqualified Deferred Compensation Plan as termination of directorship after attainment of age 55.

Welfare Benefit Plans
Directors are not eligible for medical, dental, life or disability insurance at our expense. Directors may obtain coverage under the Bank's group medical and dental insurance plans at their own expense.

Director Summary Compensation Table
The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2008. Directors who are employees receive no additional compensation for Board service. The compensation received by the employee directors as employees of the Corporation is shown in the Summary Compensation Table earlier in this Proxy Statement.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Total ($) (d)
Gary P. Bennett	$62,500	$9,092	-	-	$71,592
Steven J. Crandall	$50,400	$9,092	-	-	$59,492
Larry J. Hirsch, Esq.	$51,300	$15,546	-	-	$66,846
Barry G. Hittner, Esq.	$57,966	$9,092	-	-	$67,058
Katherine W. Hoxsie, CPA	$60,200	$9,092	-	-	$69,292
Mary E. Kennard, Esq.	$33,800	$9,092	-	-	$42,892
Edward M. Mazze, Ph.D.	$49,100	$9,092	-	-	$58,192
Kathleen E. McKeough	$59,600	$9,092	-	-	$68,692
Victor J. Orsinger II, Esq.	$59,900	$9,092	-	-	$68,992
H. Douglas Randall, III	$54,400	$9,092	-	-	$63,492
Patrick J. Shanahan, Jr.	$59,800	$9,092	-	-	$68,892
James P. Sullivan, CPA (e)	$28,700	$3,650	-	-	$32,350
Neil H. Thorp	$58,600	$10,706	-	-	$69,306

(a) Total reflects fees and retainers earned. During 2008, Directors Bennett, Hirsch, Hoxsie, and Thorp deferred $6,250; $6,000; $6,020; and $12,720, respectively, into the Nonqualified Deferred Compensation Plan.

(b) Amount reflects the dollar amount recognized for financial statement reporting purposes in 2008 in accordance with SFAS No. 123R with respect to awards of 500 restricted stock units granted on April 26, 2005; 500 restricted stock units granted on April 25, 2006; and 600 restricted stock units granted on April 14, 2008. All grants will become vested upon the earliest of the three-year anniversary of the grant, change in control of the Corporation, the director's death, or the director's retirement from the Corporation's Board after attainment of age 70. Mr. Sullivan's grants vested upon his retirement on April 22, 2008. Fair value per share on April 26, 2005 was $25.81, or $12,905 per award; on April 25, 2006 was $26.59, or $13,295 per award; and on April 14, 2008 was $24.20 or $14,520 per award.

(c) All outstanding stock options were fully vested before 2008.

(d) There is no Other Income, change in pension value, nor Nonqualified Deferred Compensation Plan earnings required to be disclosed in this table.

(e) Mr. Sullivan retired from the Corporation's Board on April 22, 2008.

_____

The following table sets forth information with respect to the directors concerning outstanding stock option awards and unvested stock awards as of December 31, 2008.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)
Gary P. Bennett	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Steven J. Crandall	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Larry J. Hirsch, Esq.	4/24/2001	1,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Barry G. Hittner, Esq.	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Katherine W. Hoxsie, CPA	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Mary E. Kennard, Esq.	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Edward M. Mazze, Ph.D.	4/23/2002	1,500	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)
Kathleen E. McKeough	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Victor J. Orsinger II, Esq.	4/27/1999	1,688	-	$19.50	
	4/24/2001	1,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
H. Douglas Randall, III	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
Patrick J. Shanahan, Jr.	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600
James P. Sullivan, CPA	4/27/1999	1,688	-	$19.50	
	4/25/2000	1,801	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
Neil H. Thorp	4/27/1999	1,688	-	$19.50	
	4/25/2000	2,000	-	$15.50	
	4/24/2001	2,000	-	$17.85	
	4/23/2002	2,000	-	$20.23	
	4/29/2003	2,000	-	$20.62	
	4/27/2004	2,000	-	$27.56	
	4/25/2006				500
	4/14/2008				600

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members are directors Bennett (Chairperson), Hirsch, Kennard, Mazze, McKeough and Orsinger. We are not aware of any compensation committee interlocks or relationships involving our executive officers or members of the Corporation's Board requiring disclosure in this Proxy Statement.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for providing independent, objective oversight of our accounting functions and internal controls. In connection with its responsibilities, the Audit Committee (1) reviewed the scope of the overall audit plans of both the internal audit staff and the independent auditors; (2) evaluated the results of audits performed by the internal audit staff and independent auditors that included but were not limited to accounting issues and internal controls; (3) assessed the action that has been taken by management in response to the audit results; and (4) appraised the effectiveness of the internal and independent audit efforts. The Audit Committee also assesses actions taken by management in connection with the internal control documentation and testing of internal controls over financial reporting and management's assertions related thereto in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the related reports of the independent auditors on these matters.

In addition, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;

- Discussed with KPMG LLP, its independent auditors, the matters required to be discussed by SAS 61, as amended; and

- Received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP the independent auditor's independence.

Based on the review and discussions above, the Audit Committee recommended to the Corporation's Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

The foregoing report has been furnished by the members of the Audit Committee:

Katherine W. Hoxsie, CPA (Chairperson) Edward M. Mazze, Ph.D.
Steven J. Crandall   Patrick J. Shanahan, Jr.
Barry G. Hittner, Esq.

INDEPENDENT AUDITORS
During the years ended December 31, 2008 and December 31, 2007, we paid the following fees to KPMG LLP:

	2008	2007
Audit fees; consists of annual audit of consolidated and subsidiary financial statements including Sarbanes-Oxley attestation, reviews of quarterly financial statements and other services provided by KPMG LLP in connection with statutory and regulatory filings	$585,000	$640,500
Audit-related fees	0	0
Tax fees; tax return preparation, tax compliance and tax advice	47,900	45,750
All other fees	0	0
Total fees paid to KPMG LLP	$632,900	$686,250

The Audit Committee has adopted a policy whereby engagement of the independent auditors for audit services and for non-audit services shall be pre-approved by the Audit Committee, except in the case of the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act. During 2008 the Audit Committee pre-approved 100% of the Audit fees, Audit-related fees, Tax fees and All other fees.

The Audit Committee has considered whether the provision of the services identified under the headings "Audit-related fees," "Tax fees" and "All other fees" is compatible with maintaining KPMG LLP's independence and has determined that provision of such services is consistent with maintaining the principal auditor's independence.

INDEBTEDNESS AND OTHER TRANSACTIONS
The Bank has had transactions in the ordinary course of business, including borrowings, with certain of our directors and executive officers and their associates, all of which were made on substantially the same terms, including interest rates (except that executive officers and all other employees are permitted a modest interest rate benefit on first mortgages secured by a primary residence and other consumer loans) and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features when granted. Similar transactions may be expected to take place in the ordinary course of business in the future. The aggregate extensions of credit outstanding at December 31, 2008 to all directors, executive officers and their related interests amounted to $6,977,000 in the aggregate. Any such

transaction presently in effect with any director or executive officer is current as of this date, and is in compliance with Regulation O.

Patrick J. Shanahan, Jr., a director, was the former Chairman and Chief Executive Officer of First Financial Corp. prior to its acquisition by us in 2002. In connection with such acquisition, we agreed to (1) provide Mr. Shanahan with health insurance benefits under our health plan until he attains age 65, and (2) assume the obligation to provide Mr. Shanahan with a supplemental retirement benefit equal to monthly installments of $20,854 payable for the life of Mr. Shanahan with a 50% spousal survivor benefit. These benefits do not impair Mr. Shanahan's independence under the listing standards of the National Association of Securities Dealers and the rules of the SEC.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

We conduct annual procedures, including the use of a written survey form, to (i) identify parties related to directors and executive officers and (ii) document the existence and terms of any related party transactions. As indicated previously, the approval of loan transactions involving directors, executive officers and their related interest is governed by the provisions of Regulation O. All other transactions involving directors and executive officers are reviewed annually by the Corporation's Board. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the SEC and the National Association of Securities Dealers. We do not maintain a formal written policy concerning the aforementioned procedures. Our Code of Ethics provides guidance on business relations between us and our directors, officers and employees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities (collectively, "Insiders") to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to us, and on written representations from certain reporting persons, we believe that during 2008, all Section 16(a) filing requirements applicable to its Insiders were complied with, with the following exception: David W. Wallace, a beneficial owner of more than 10% of the Corporation's stock, did not timely file 13 Forms 4 with respect to 29 transactions.

RATIFICATION OF SELECTION OF AUDITORS (PROPOSAL NO. 2)

The ratification of the Audit Committee's decision to retain KPMG LLP to serve as our independent auditors for the current fiscal year ending December 31, 2009 will be submitted to our shareholders at the Annual Meeting. Representatives of KPMG LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to answer appropriate questions. Action by shareholders is not required by law in the appointment of independent auditors, but their appointment is submitted by the Audit Committee in order to give our shareholders a voice in the designation of auditors. If the appointment is not ratified by our shareholders, the Audit Committee will reconsider its choice of KPMG LLP as our independent auditors.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2003 STOCK INCENTIVE PLAN (PROPOSAL NO. 3)

Proposal
The Corporation's Board believes that stock options and other stock-based incentive awards can play an important role in the success of the Corporation by encouraging and enabling the employees, officers, non-employee directors and other key persons of the Corporation and its subsidiaries upon whose judgment, initiative and efforts the Corporation largely depends for the successful conduct of its business to acquire a proprietary interest in the Corporation. The Board anticipates that providing such persons with a direct stake in the Corporation will assure a closer identification of the interests of such individuals with those of the Corporation and our shareholders, thereby stimulating their efforts on the Corporation's behalf and strengthening their desire to remain with the Corporation.

On February 19, 2009 the Corporation's Board, upon the recommendation of the Compensation Committee, voted to amend and restate the 2003 Plan in its entirety (the "Restated Plan") and to add an additional 600,000 shares to the Restated Plan, subject to the approval of our shareholders. The Restated Plan provides flexibility to the Compensation Committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

Summary of Material Features
The material features of the Restated Plan as proposed to be amended are:

- The maximum number of shares of Common Stock to be issued under the Restated Plan is 1,200,000, which is the sum of the original reserved shares of 600,000 shares plus an additional 600,000 shares;

- No more than 400,000 shares may be issued in the form of full value awards;

- The award of stock options (both incentive and non-qualified options), stock appreciation rights, deferred stock awards, restricted stock, unrestricted stock, dividend equivalent rights, cash-based awards and performance shares is permitted;

- Minimum vesting periods are required for grants of restricted stock, deferred stock awards and performance share awards to employees;

- Any material amendment to the Restated Plan is subject to approval by our shareholders; and

- The term of the Restated Plan will be extended by ten years from the date of shareholder approval.

Based solely on the closing price of our Common Stock as reported by NASDAQ on March 3, 2009, the maximum aggregate market value of the 600,000 additional shares of Common Stock to be added to the Restated Plan is $7,104,000. The shares we issue under the Restated Plan will be authorized but unissued shares or shares that we reacquire. The shares of Common Stock underlying any awards that are forfeited, canceled, surrendered or otherwise terminated (other than by exercise) under the Restated Plan are added back to the shares of Common Stock available for issuance under the Restated Plan. However, the following shares are not added back to the shares of Common Stock available for issuance under the Restated Plan: (i) shares of Common Stock tendered or held back upon exercise or settlement of an award to cover the exercise price of an award or tax withholding, (ii) upon exercise of any stock appreciation rights, shares that are not issued in connection with the stock settlement of the stock appreciation right and (iii) shares reacquired by the Corporation on the open market or otherwise using cash proceeds from the exercise of options.

Qualified Performance-Based Compensation under Internal Revenue Code Section 162(m)
To ensure that certain awards granted under the Restated Plan to a "Covered Employee" (as defined in the Internal Revenue Code) qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Restated Plan provides that the Administrator may require that the vesting of such awards be conditioned on the satisfaction of performance criteria that may include any or all of the following: (1) core return on equity, (2) return on equity, (3) core earnings per share, (4) earnings per share, (5) core earnings per share growth, (6) earnings per share growth, (7) earnings before interest, taxes, depreciation and amortization, (8) net income (loss) (either before or after interest, taxes, depreciation and/or amortization), (9) changes in the market price of the Corporation's Common Stock, (10) economic value-added, (11) operating income (loss), (12) cash flow (including, but not limited

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to, operating cash flow and free cash flow), (13) return on capital, assets, or investment, (14) total shareholder returns, (15) revenues, (16) net new assets under management, (17) gross or net profit levels, (18) productivity, (19) expense, and (20) margins, any of which under the preceding clauses (1) through (20) may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Administrator will select the particular performance criteria within 90 days following the commencement of a performance cycle. Subject to adjustments for stock splits and similar events, the maximum award granted to any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code will not exceed 50,000 shares of Common Stock for any performance cycle and the maximum number of shares that can be awarded in the form of options or stock appreciation rights to any one individual in any calendar year will not exceed 100,000 shares of Common Stock. If a performance-based award is payable in cash, it cannot exceed $1,000,000 for any performance cycle.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

Summary of the Restated Plan
The following description of certain features of the Restated Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Restated Plan that is attached hereto as Exhibit A.

Plan Administration. The Restated Plan is administered by either the Corporation's Board or the Compensation Committee of the Corporation's Board (in either case, the "Administrator"). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Restated Plan. However, only the Compensation Committee may determine the amount, timing and terms of grants of awards to non-employee directors. The Administrator may delegate to our Chief Executive Officer the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Internal Revenue Code, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the Restated Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) of the Corporation and its subsidiaries as selected from time to time by the Administrator in its discretion. Approximately 486 individuals are currently eligible to participate in the Restated Plan, which includes 13 officers, 461 employees who are not officers, and 12 non-employee directors.

Stock Options. The Restated Plan permits the granting of (1) options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and (2) options that do not so qualify. No more than 1,200,000 shares will be issued in the form of incentive stock options. Options granted under the Restated Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Corporation and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and key persons. The option exercise price of each option will be determined by the Administrator but may not be less than 100% of the fair market value of the Common Stock on the date of grant. Fair market value for this purpose will be the last reported sale price of the shares of Common Stock on NASDAQ on the date of grant. The exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Administrator. In general, unless otherwise permitted by the Administrator, no option granted under the Restated Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership) of shares of

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Common Stock that are beneficially owned by the optionee for at least six months or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered to the Corporation by a broker pursuant to irrevocable instructions to the broker from the optionee.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The Administrator may award stock appreciation rights subject to such conditions and restrictions as the Administrator may determine. Stock appreciation rights entitle the recipient to cash or shares of Common Stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of the Common Stock on the date of grant.

Restricted Stock. The Administrator may award shares of Common Stock to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with us through a specified restricted period. However, in the event these awards granted to employees have a performance-based goal, the restriction period will be at least one year, and in the event these awards granted to employees have a time-based restriction (without any prior performance condition to the grant or vesting thereof), the restriction period will be at least three years, but vesting can occur incrementally over the three-year period.

Deferred Stock Awards. The Administrator may award phantom stock units as deferred stock awards to participants. Deferred stock awards are ultimately payable in the form of shares of Common Stock and may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with us through a specified vesting period. However, except in the case of retirement, death, disability or a change of control, in the event these awards granted to employees have a performance-based goal, the restriction period will be at least one year, and in the event these awards granted to employees have a time-based restriction, the restriction period will be at least three years, but vesting can occur incrementally over the three-year period. In the Administrator's sole discretion and subject to the participant's compliance with the procedures established by the Administrator and requirements of Section 409A of the Internal Revenue Code, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a fully vested deferred stock award. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

Unrestricted Stock Awards. The Administrator may also grant shares of Common Stock which are free from any restrictions under the Restated Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Cash-Based Awards. The Administrator may grant cash bonuses under the Restated Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Performance Share Awards. The Administrator may grant performance share awards to any participant which entitle the recipient to receive shares of Common Stock upon the achievement of certain performance goals (as summarized above) and such other conditions as the Administrator shall determine. The period during which performance is to be measured for such awards shall not be less than one year.

Dividend Equivalent Rights. The Administrator may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of Common Stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalent rights may be settled in cash, shares of Common Stock or a combination thereof, in a single installment or installments, as specified in the award.

Change of Control Provisions. The Restated Plan provides that in the event of a "change of control" as such term is defined in the Restated Plan, and except as otherwise provided by the Administrator in an award agreement, all stock options will automatically become fully exercisable and the restrictions and conditions on all other awards will automatically be deemed waived.

Adjustments for Stock Dividends, Stock Splits, Etc. The Restated Plan requires the Administrator to make appropriate adjustments to the number of shares of Common Stock that are subject to the Restated Plan, to certain limits in the Restated Plan, to any outstanding awards and/or the price for each share of Common Stock subject to outstanding awards of stock options and stock appreciation rights to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the Restated Plan are responsible for the payment of any federal, state or local taxes that the Corporation is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Administrator, participants may elect to have the minimum tax withholding obligations satisfied by authorizing the Corporation to withhold shares of Common Stock to be issued pursuant to the exercise or vesting.

Amendments and Termination. The Corporation's Board may, at any time, amend or discontinue the Restated Plan and the Administrator may, at any time, amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder's consent. To the extent required under the rules of NASDAQ, any amendments that materially change the terms of the Restated Plan will be subject to approval by our shareholders. Amendments shall also be subject to approval by our shareholders if and to the extent determined by the Administrator to be required by the Internal Revenue Code to preserve the qualified status of incentive options or to ensure that compensation earned under the Restated Plan qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Effective Date of Restated Plan. The Corporation's Board adopted the Restated Plan on February 19, 2009, and the Restated Plan becomes effective on the date it is approved by our shareholders. No awards may be granted under the Restated Plan ten years after the date of shareholder approval. If the Restated Plan is not approved by our shareholders, the 2003 Plan will continue in effect until it expires, and awards may be granted thereunder, in accordance with its terms.

New Plan Benefits
Because the grant of awards under the Restated Plan is within the discretion of the Administrator, the Corporation cannot determine the dollar value or number of shares of Common Stock that will in the future be received by or allocated to any participant in the Restated Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the Restated Plan, the following table provides information concerning the benefits that were received by the following persons and groups during 2008: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

| | Options | | Restricted Stock/Units | | Performance Shares (a) | |
| | Average Exercise Price | Number (#) | Dollar Value ($) | Number (#) | Dollar Value ($) | Number (#) |
Name and Position						
John C. Warren, Chairman and Chief Executive Officer	-	-	-	-	$72,456 (b)	3,004
John F. Treanor President and Chief Operating Officer	-	-	-	-	$73,397 (b)	3,043
David V. Devault Executive Vice President, Secretary and Chief Financial Officer	$24.12	5,100	$33,768 (b)	1,400	-	-

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Name and Position	Options		Restricted Stock/Units			Performance Shares (a)	
	Average Exercise Price	Number (#)	Dollar Value ($)		Number (#)	Dollar Value ($)	Number (#)
Galan G. Daukas	$24.12	7,200	$48,240	(b)	2,000	-	-
Executive Vice President, Wealth Management							
James M. Vesey	-	-	$50,652	(b)	2,100	-	-
Executive Vice President and Chief Credit Officer							
All current executive officers, as a group	$24.12	15,000	$231,552	(b)	9,600	-	-
All current directors who are not executive officers, as a group	-	-	$174,240	(c)	7,200	-	-
All current employees who are not executive officers, as a group	$23.63	67,082	$282,920	(d)	12,107	-	-

(a) These performance share unit awards will vest based on achievement of certain performance criteria, which are described in the Compensation Discussion and Analysis earlier in this Proxy Statement. The actual number of shares that will vest will depend on the Corporation's performance versus that of the peer group during the performance measurement period. As of the date of this Proxy Statement, the Core ROE and Core EPS Growth for the peer group has not yet been determined and, therefore, the amounts included in this table reflect the threshold amount. Actual results may be different.

(b) Dollar value is based on the fair market value on the date of grant, which was $24.12.

(c) Dollar value is based on the fair market value on the date of grant, which was $24.20.

(d) Dollar value is based on the fair market value on the date of grant, which was $24.12 for 10,900 restricted stock units granted on June 16, 2008, and was $16.58 for 1,207 restricted stock units granted on December 1, 2008.

Tax Aspects Under the Internal Revenue Code
The following is a summary of the principal federal income tax consequences of certain transactions under the Restated Plan. It does not describe all federal tax consequences under the Restated Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of Common Stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Corporation will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Common Stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Common Stock at exercise (or, if less, the amount realized on a sale of such shares of Common Stock) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of Common Stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of Common Stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Corporation generally will be entitled to a tax deduction in connection with an award under the Restated Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change of control may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Internal Revenue Code. Any such parachute payments may be non-deductible to the Corporation, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Internal Revenue Code, the Corporation's deduction for certain awards under the Restated Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the Principal Financial Officer) receives compensation in excess of $1,000,000 a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Internal Revenue Code). The Restated Plan is structured to allow certain awards to qualify as performance-based compensation.

Vote Required
Only shareholders of record of Common Stock as of the Record Date are entitled to vote on this proposal. Proxies will be voted "FOR" Proposal 3 unless contrary instructions are set forth in the enclosed proxy card. The affirmative vote of a majority of shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required for the approval of the Restated Plan. For this purpose, broker non-votes are disregarded and abstentions are treated as a vote against the proposal.

Recommendation
The Board of Directors unanimously recommends a vote "FOR" the approval of the amendment and restatement of the 2003 Stock Incentive Plan.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 regarding shares of Common Stock that may be issued under the Corporation's equity compensation plans consisting of the 2003 Plan, the Corporation's 1997 Equity Incentive Plan ("1997 Plan") and the Deferred Compensation Plan. This table does not include the effect of the proposed amendment and restatement of the 2003 Plan.

Equity Compensation Plan Information

Plan Category	Number Of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan (excluding securities referenced In column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	1,115,880 (3) (4)	$21.60 (5)	69,202 (4) (6)
Equity compensation plans not approved by security holders (7)	23,700	N/A (8)	N/A
Total	1,139,580	$21.60 (5) (8)	69,202

(1) Does not include any nonvested shares as such shares are already reflected in the Corporation's outstanding shares.

(2) Consists of the 1997 Plan and the 2003 Plan.

(3) Includes 51,819 nonvested share units outstanding under the 1997 Plan and 52,157 nonvested share units and 24,186 performance shares outstanding under the 2003 Plan.

(4) Includes the maximum amount of performance shares that could be issued under existing awards. The actual shares issued may differ based on the attainment of performance goals.

(5) Does not include the effect of the nonvested share units awarded under the 1997 Plan and the 2003 Plan because these units do not have an exercise price.

(6) Includes up to 69,202 securities that may be issued in the form of full value shares.

(7) Consists of the Deferred Compensation Plan.

(8) Does not include information about the phantom stock units outstanding under the Deferred Compensation Plan, as such units do not have any exercise price.

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SHAREHOLDER PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS (PROPOSAL NO. 4)

The Board of Directors unanimously recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal

Mr. Gerald R. Armstrong, 910 Sixteenth Street, No. 412, Denver, Colorado 80202-2917, the owner of 220 shares of Common Stock, has advised us that he plans to introduce the following resolution at the Annual Meeting. The Corporation's Board and the Corporation accept no responsibility for the proposed resolution and the supporting statement. In accordance with the rules of the Securities and Exchange Commission, the text of Mr. Armstrong's resolution and supporting statement is printed verbatim from its submission.

RESOLUTION

That the shareholders of WASHINGTON TRUST BANCORP, INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

Xcel Energy Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc., CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at CH Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., Chesapeake Utilities Corp. upon presentation of similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

Board of Directors' Recommendation

The Corporation's Board unanimously recommends that shareholders vote "AGAINST" this proposal. The Corporation's Board believes that this proposal would be harmful to the Corporation and its shareholders and opposes this proposal for the reasons discussed below.

Our Restated Articles of Incorporation currently provides for a "classified board" (sometimes called a "staggered board"). The Corporation's Board is divided into three classes and the members of each class are elected to serve staggered three-year terms. The current classified board structure has been in place since 1984.

The Corporation's Board and our Nominating Committee (comprised of independent directors), in consultation with its advisors, have carefully considered this proposal and the arguments for and against a classified board structure and have concluded that our classified board structure continues to be in the best interests of the Corporation and its shareholders. More specifically, the Corporation's Board believes that Mr. Armstrong's rationale for the change is not applicable to us and that the classified board structure is a critical part of our financial success and stability for the following reasons.

Stability and Continuity
The classified board structure is designed to provide stability and continuity in the leadership of the Corporation, enhance long-term planning and ensure that a majority of our directors at any give time have prior experience as directors of the Corporation. Continuity among the leaders of the Corporation, including the directors, is especially important in the rapidly changing financial services industry. Such continuity serves to promote stability within the

organization and enables management to have a sufficient opportunity to implement our strategic plan to maximize shareholder value. An abrupt change in the Corporation's Board could impair our progress in achieving our strategic goals.

Further, as the largest independent bank in Rhode Island and the oldest community bank in the nation, our directors play a more active role and have a higher identity in the market areas served by Washington Trust than do directors of large diversified companies. All of the current members of the Corporation's Board are from or have ties to the Rhode Island and Connecticut area and have made a long-term commitment of their time and energy to the Corporation and its shareholders. Our directors have substantial knowledge and experience relating to Washington Trust, our operations, our business strategy and the competitive environment of Rhode Island in general and the community banking industry in particular. As such, they are a valuable resource and are well-positioned to make the operational and strategic decisions that are best for Washington Trust and our shareholders. Thus, the continuity afforded by our classified board structure is especially important given the community banking industry in which we operate.

Mr. Armstrong identifies numerous companies which he indicates have either taken steps to eliminate their classified board structure or whose shareholders have passed a resolution asking for the elimination of the company's classified board structure. Of the companies listed that have decided to declassify their board, this decision was undoubtedly made after giving careful consideration to factors significant to its business (all of which are in the energy industry), which may differ considerably from Washington Trust, a community bank.

Accountability to Shareholders and Strong Corporate Governance
The Corporation's Board believes that a classified board structure does not make directors less accountable or attentive to shareholders than a board elected annually. All of our directors are required to fulfill their fiduciary duties to the Corporation and our shareholders, regardless of how often they stand for election and are equally accountable to shareholders in years in which they do not face re-election. The Corporation's Board and Nominating Committee are committed to corporate governance practices that benefit shareholders and have implemented broad measures to ensure accountability of our directors, including the adoption of Corporate Governance Guidelines, which, among other things, incorporate best practices in director education, responsibility, performance evaluation, independence and other matters. The Corporation's Board and Nominating Committee regularly evaluate these practices in light of the changing environment.

The Corporation's Board further believes that accountability is a critical element of our corporate governance structure which fosters higher performance and returns to our shareholders, but does not believe that eliminating the classified board structure will enhance accountability to shareholder interests or result in stronger financial returns to our shareholders. The Corporation's Board believes that strong financial performance is a function of continuing to formulate and execute successful, long-term strategies tailored to the business and marketplace in which we operate. To that point, we would ask the shareholders to consider our overall history of profitability and 16 consecutive years of dividend growth, which, the Corporation's Board believes, demonstrates our ability to maintain accountability and to enhance shareholder value under our existing governance structure.

Furthermore, election of directors is by majority vote rather than by a plurality in furtherance of maintaining a high degree of accountability to shareholder interests. As a result of the majority voting requirements, shareholders can effectively influence the Corporation's Board. Our directors are accountable to our shareholders because a substantial lack of support at an annual meeting can result in one or more directors not being re-elected. For this reason, the elimination of a classified board is not essential to making the Corporation's Board responsive to shareholder views and concerns.

Protection Against Unfair and Abusive Tactics
A classified board helps to safeguard a corporation against the efforts of a third party intent on quickly taking control of, and not paying fair value for, the corporation's business and assets. If a corporation has a classified board, a hostile bidder can only replace approximately one-third of the existing directors each year. By preventing an immediate change in control of the Corporation's Board, the classified board structure enhances the ability of the Corporation's Board to act in the best interests of its shareholders.

A classified board encourages a potential acquirer to negotiate with the Corporation's Board on an arm's-length basis and provides the Corporation's Board with more time and leverage to evaluate a takeover proposal, negotiate the best result for all shareholders and consider alternatives available to the Corporation. It is important to note, however, that although the classified board structure is intended to cause a party seeking to obtain control of the Corporation to negotiate with the Corporation's Board, the existence of a classified board structure will not, in fact, prevent a potential acquirer from making a tender offer to the shareholders of a company.

In addition, classified board structures have been shown to be an effective means of protecting against the coercive tactics hedge funds or other activist investors use, such as the threat of a proxy contest, to pressure the Corporation's Board to take actions that are geared towards short-term results that may be contrary to the best interests of our longer term shareholders or even towards goals that are not in the short-term or long-term interests of shareholders but relate instead to matters of special interest to the activist.

2003 Study
Mr. Armstrong cites an academic study from 2003, reviewing data from 1990 to 1998, to support a link between governance practices (such as annual directors election) and firm value. However, it should be noted that in this study the existence of a classified board was only one of 24 different variables considered in reviewing whether a correlation existed between the governance practices and firm value. Further, the study itself concluded that the data did not allow for strong conclusions about causality between governance practices and firm value. The Corporation's Board, however, does not contest Mr. Armstrong's focus on good corporate governance practices and shareholder returns, or that a relationship exists between corporate governance and shareholder returns. As discussed above, we have a strong commitment to corporate governance and have implemented a number of practices in furtherance of maintaining a high degree of accountability to shareholder interests.

Effect of Proposal
Approval of this proposal requires the vote of a majority of the outstanding shares of Common Stock present and entitled to vote at the Annual Meeting. Adoption of this proposal would not automatically result in the elimination of our classified board structure. A formal amendment repealing the classified board provisions of our Restated Articles of Incorporation would need to be submitted to our shareholders, and it would require approval of (1) 80% of the Corporation's Board, (2) a majority of the Continuing Directors and (3) the holders of at least 80% of the votes eligible to be cast at a duly called meeting. The term "Continuing Directors" means (a) an individual who was designated as a member of the Corporation's Board in our Restated Articles of Incorporation, or (b) an individual who was designated as a "Continuing Director" by a majority of the then Continuing Directors before such individual's initial election as a director.

The Board of Directors unanimously recommends that shareholders vote "AGAINST" this proposal. Proxies will be voted "AGAINST" this proposal unless a shareholder votes in favor of it.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for presentation to the 2010 Annual Meeting of Shareholders must submit the proposal to the Corporation, 23 Broad Street, Westerly, Rhode Island 02891, Attention: Chief Executive Officer, not later than November 11, 2009 for inclusion, if appropriate, in our proxy statement and the form of proxy relating to the 2010 Annual Meeting of Shareholders. Any proposal submitted after November 11, 2009 will be considered untimely. Such a proposal must also comply with the requirements as to form and substance established by the SEC for such a proposal to be included in the proxy statement. Proxies solicited by the Corporation's Board will confer discretionary voting authority with respect to shareholder proposals, other than proposals to be considered for inclusion in our proxy statement described above, that we receive at the above address after January 28, 2010.

In addition, in order for a nominee to be considered at an Annual Meeting, our Restated Articles of Incorporation, as amended, provide that director nominations may be submitted by any shareholder entitled to vote for the election of directors provided that advance written notice of such proposed nomination, with appropriate supporting documentation as required by our Restated Articles of Incorporation, is received by our Secretary not less than 14 days nor more than 60 days prior to any meeting of the shareholders called for the election of directors at which such shareholder is present by person or by proxy; provided, however, that if fewer than 21 days notice of the meeting is given to shareholders, such written notice of such proposed nomination must be received by our Secretary not later than the close of the 10th day following the day on which notice of the meeting was mailed to shareholders. For this Annual Meeting, such proposals must be received by the Corporation not earlier than February 27, 2009 and not later than April 14, 2009.

HOUSEHOLDING OF PROXY MATERIALS

In accordance with the notice we provided in the 2008 Proxy Statement, we are sending only one annual report and proxy statement to multiple shareholders sharing an address unless we have received contrary instructions from you or any shareholder at that address. This practice, known as "householding," is designed to reduce the costs to the Corporation of preparing and mailing duplicate materials as well as to reduce the volume of duplicate information received at one household. However, if you reside at such an address and wish to receive a separate annual report or proxy statement, you may contact our transfer agent, American Stock Transfer & Trust Company, to "opt-out" or revoke your consent. If you "opt-out" or revoke your consent to householding, each shareholder residing at your address will receive individual copies of our proxy statement and annual report. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting American Stock Transfer & Trust Company. American Stock Transfer & Trust Company can be contacted by telephone at 800-852-0354 and by mail at 59 Maiden Lane, Plaza Level, New York, New York 10038.

If you wish to request extra copies free of charge of an annual report or proxy statement, please send your request to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891 or visit our website at www.washtrust.com.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder desiring to send communications to the Corporation's Board, or any individual director, may forward such communication to our Secretary at our offices at 23 Broad Street, Westerly, Rhode Island 02891. The Secretary will collect all such communications and forward them to the Corporation's Board and any such individual director.

FINANCIAL STATEMENTS

Our financial statements are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which has been provided to our shareholders concurrently herewith. Such report and the financial statements contained in our Annual Report on Form 10-K are not to be considered as a part of this soliciting material.

OTHER BUSINESS

Management knows of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement, but if any other business should properly come before the meeting, the persons named in the proxy intend to vote in accordance with their best judgment.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Corporation under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the Proxy Statement entitled "Compensation Committee Report," and "Report of the Audit Committee" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC, is available on our website at www.washtrust.com under Investor Relations – SEC Filings. Copies are also available without charge upon written request addressed to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891-0512.

EXPENSE OF SOLICITATION OF PROXIES

The cost of solicitation of proxies, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and Proxy Statements to their principals, will be borne by the Corporation. Solicitation may be made in person or by telephone or telegraph by officers or regular employees of the Corporation, who will not receive additional compensation therefor. In addition, we have retained Morrow & Co., LLC to assist in the solicitation of proxies for a fee of $6,000 plus customary expenses.

**REGARDLESS OF THE NUMBER OF SHARES YOU OWN,
YOUR VOTE IS IMPORTANT TO THE CORPORATION.**

**PLEASE COMPLETE, DATE AND SIGN AND PROMPTLY RETURN
THE ENCLOSED PROXY CARD TODAY. YOU MAY ALSO VOTE
YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE.**

Submitted by order of the Board of Directors,

/s/ David V. Devault

David V. Devault
Secretary

Westerly, Rhode Island

March 11, 2009

EXHIBIT A
WASHINGTON TRUST BANCORP, INC.
2003 STOCK INCENTIVE PLAN AS AMENDED AND RESTATED

Section 1: General Purpose Of The Plan; Definitions
The name of the plan is the Washington Trust Bancorp, Inc. 2003 Stock Incentive Plan, as amended and restated (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and other key persons (including consultants) of Washington Trust Bancorp, Inc. (the "Company") and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" is defined in Section 2(a).

"Award" or *"Awards,"* except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Deferred Stock Awards, Restricted Stock Awards, Unrestricted Stock Awards, Dividend Equivalent Rights, Cash-Based Awards and Performance Share Awards.

"Board" means the Board of Directors of the Company.

"Cash-Based Award" means an Award granted pursuant to Section 10 entitling the recipient to receive a cash-denominated payment.

"Change of Control" is defined in Section 20.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Committee" means the Compensation and Human Resources Committee of the Board or such other committee of not less than three members of the Board appointed by the Board to administer the Plan, provided that members of such Committee must be "Non-Employee Directors" within the meaning of Rule 16b-3(b) promulgated under the Exchange Act.

"Covered Employee" means an employee who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

"Deferred Stock Award" means Awards granted pursuant to Section 8.

"*Dividend Equivalent Right*" means Awards granted pursuant to Section 13.

"Effective Date" means the date on which the restated Plan is approved by stockholders as set forth in Section 22.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), NASDAQ National System or a national securities exchange, the determination shall be made by reference to market quotations. If there are no market

quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 5.

"Performance-Based Award" means any Restricted Stock Award, Deferred Stock Awards, Performance Share Award or Cash-Based Award granted to a Covered Employee that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code and the regulations promulgated thereunder.

"Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals are limited to the following: core return on equity, return on equity, core earnings per share, earnings per share, core earnings per share growth, earnings per share growth, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Stock, economic value-added, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, or investment, total stockholder returns, revenues, net new assets under management, gross or net profit levels, productivity, expense, margins, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

"Performance Cycle" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Stock Award, Deferred Stock Awards, Performance Share Award or Cash-Based Award. Each such period shall not be less than 12 months in the normal course.

"Performance Goals" means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

"Performance Share Award" means an Award granted pursuant to Section 11 entitling the recipient to acquire shares of Stock upon the attainment of specified Performance Goals.

"Restricted Stock Award" means Awards granted pursuant to Section 7.

"Sale Event" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation in which the outstanding shares of Stock are converted into or exchanged for securities of the successor entity and the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, or (iii) the sale of all of the Stock of the Company to an unrelated person or entity.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Stock" means the Common Stock, par value $.0625 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means any Award granted pursuant to Section 6.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company has a controlling interest, either directly or indirectly.

"Unrestricted Stock Award" means Awards granted pursuant to Section 9.

Section 2: Administration Of Plan; Administrator Authority To Select Grantees And Determine Awards
(a) <u>Committee</u>. The Plan shall be administered by either the Board or the Committee (in either case, the "Administrator"), provided that the amount, timing and terms of grants of Awards to Non-Employee Directors shall be determined by the Committee.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:
   (i)   to select the individuals to whom Awards may from time to time be granted;

   (ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Deferred Stock Awards, Unrestricted Stock Awards, Dividend Equivalent Rights, Cash-based Awards, Performance Share Awards and any combination of the foregoing, granted to any one or more grantees;

   (iii) to determine the number of shares of Stock to be covered by any Award;

   (iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written instruments evidencing the Awards;

   (v)   to accelerate at any time the exercisability or vesting of all or any portion of any Award provided that the Administrator generally shall not exercise such discretion to accelerate Awards subject to Sections 7 and 8 except in the event of the grantee's death, disability or retirement, or a Change of Control (including a Sale Event);

   (vi) subject to the provisions of Section 5(c), to extend at any time the period in which Stock Options may be exercised;

   (vii) to determine at any time whether, to what extent, and under what circumstances distribution or the receipt of Stock and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the grantee and whether and to what extent the Company shall pay or credit amounts constituting interest (at rates determined by the Administrator) or dividends or deemed dividends on such deferrals; and

   (viii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) <u>Delegation of Authority to Grant Awards</u>. The Administrator, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Administrator's authority and duties with respect to the granting of Awards at Fair Market Value, to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act or Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price of any Stock Option or Stock Appreciation Right, the conversion ratio or price of other Awards and the vesting criteria. The

Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d) Indemnification. Neither the Board nor the Committee, nor any member of either or any delegatee thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee (and any delegatee thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors' and officers' liability insurance coverage which may be in effect from time to time.

Section 3: Stock Issuable Under The Plan; Mergers; Substitution

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 1,200,000, the sum of the original reserved shares of 600,000 shares plus an additional 600,000 shares; provided that not more than 400,000 shares shall be issued in the form of Awards other than Stock Options or Stock Appreciation Rights. For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. Notwithstanding the foregoing, the following shares shall not be added to the shares authorized for grant under the Plan: (i) shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof, and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options. Subject to such overall limitation, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Stock Options or Stock Appreciation Rights with respect to no more than 100,000 shares of Stock may be granted to any one individual grantee during any one calendar year period. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company and held in its treasury.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for a different number or kind of securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of full value Awards, (ii) the number of Stock Options or Stock Appreciation Rights that can be granted to any one individual grantee, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price per share subject to each outstanding Restricted Stock Award, and (v) the price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, all Options and Stock Appreciation Rights that are not exercisable immediately prior to the effective time of the Sale Event shall become fully exercisable as of the effective time of the Sale Event and all other Awards with conditions and restrictions relating solely to the passage of time and continued employment shall become fully vested and nonforfeitable as of the effective time of the Sale Event, except as the Administrator may otherwise specify with respect to particular Awards. Upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee, including those that will become exercisable upon the consummation of the Sale Event; provided, however, that the exercise of Options and Stock Appreciation Rights not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event.

Notwithstanding anything to the contrary in this Section 3(c), in the event of a Sale Event pursuant to which holders of the Stock of the Company will receive upon consummation thereof a cash payment for each share surrendered in the Sale Event, the Company shall have the right, but not the obligation, to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the value as determined by the Administrator of the consideration payable per share of Stock pursuant to the Sale Event (the "Sale Price") times the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights.

(d) <u>Substitute Awards</u>. The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

Section 4: Eligibility

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and key persons (including consultants and prospective employees) of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

Section 5: Stock Options

(a) <u>Grant of Stock Options</u>. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

No Incentive Stock Option shall be granted under the Plan after February 19, 2019.

The Administrator in its discretion may grant Stock Options to eligible employees, Non-Employee Directors and key persons of the Company or any Subsidiary. Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

(b) <u>Exercise Price</u>. The exercise price per share for the Stock covered by a Stock Option granted pursuant to Section 5(a) shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant in the case of Incentive Stock Options or Non-Qualified Stock Options (other than options granted in lieu of cash compensation). If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(c) <u>Option Term</u>. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than 10 years after the date the Stock Option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the term of such Stock Option shall be no more than five years from the date of grant.

(d) <u>Exercisability; Rights of a Stockholder.</u> Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

    (i)   <u>Method of Exercise</u>. Stock Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award agreement:

    (ii)   In cash, by certified or bank check or other instrument acceptable to the Administrator;

    (iii)   Through the delivery (or attestation to the ownership) of shares of Stock that have been purchased by the optionee on the open market or that have been beneficially owned by the optionee for at least six months and are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date; or

    (iv)   By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure.

Payment instruments will be received subject to collection. The delivery of certificates representing the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award agreement or applicable provisions of laws. In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of shares attested to. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(e) <u>Annual Limit on Incentive Stock Options</u>. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

Section 6: Stock Appreciation Rights.
(a) <u>Nature of Stock Appreciation Rights</u>. A Stock Appreciation Right is an Award entitling the recipient to receive an amount in cash or shares of Stock or a combination thereof having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right, which price shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant (or more than the option exercise price per share, if the Stock Appreciation Right was granted in tandem with a Stock Option) multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, with the Administrator having the right to determine the form of payment.

(b) <u>Grant and Exercise of Stock Appreciation Rights</u>. Stock Appreciation Rights may be granted by the Administrator in tandem with, or independently of, any Stock Option granted pursuant to Section 5 of the Plan. In the case of a Stock Appreciation Right granted in tandem with a Non-Qualified Stock Option, such Stock Appreciation Right may be granted either at or after the time of the grant of such Option. In the case of a Stock Appreciation Right granted in tandem with an Incentive Stock Option, such Stock Appreciation Right may be granted only at the time of the grant of the Option.

A Stock Appreciation Right or applicable portion thereof granted in tandem with a Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the related Option.

(c) <u>Terms and Conditions of Stock Appreciation Rights</u>. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator, subject to the following:

   (i)   Stock Appreciation Rights granted in tandem with Options shall be exercisable at such time or times and to the extent that the related Stock Options shall be exercisable.

   (ii)   Upon exercise of a Stock Appreciation Right, the applicable portion of any related Option shall be surrendered.

   (iii)   All Stock Appreciation Rights shall be exercisable during the grantee's lifetime only by the grantee or the grantee's legal representative.

   (iv)   The term of a Stock Appreciation Right may not exceed ten years.

Section 7: Restricted Stock Awards

(a) <u>Nature of Restricted Stock Awards</u>. A Restricted Stock Award is an Award entitling the recipient to acquire, at such purchase price as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant ("Restricted Stock"). Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Stock Award is contingent on the grantee executing the Restricted Stock Award agreement. The terms and conditions of each such agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) <u>Rights as a Stockholder</u>. Upon execution of a written instrument setting forth the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Stock, subject to such conditions contained in the written instrument evidencing the Restricted Stock Award. Unless the Administrator shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

(c) <u>Restrictions</u>. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award agreement. If a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, the Company shall have the right to repurchase Restricted Stock that has not vested at the time of termination at its original purchase price, from the grantee or the grantee's legal representative.

(d) <u>Vesting of Restricted Stock</u>. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company's right of repurchase or forfeiture shall lapse. Notwithstanding the foregoing, in the event that any such Restricted Stock granted to employees shall have a performance based goal, the restriction period with respect to such shares shall not be less than one year and in the event that any such Restricted Stock granted to employees shall have a time based restriction, the restriction period with respect to such shares shall not be less than three years; provided, however, that Restricted Stock with a time-based restriction may become vested incrementally over such three-year period. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award agreement is issued, a grantee's rights in any shares of

Restricted Stock that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Company and its Subsidiaries and such shares shall be subject to the Company's right of repurchase as provided in Section 7(c) above.

Section 8: Deferred Stock Awards

(a) <u>Nature of Deferred Stock Awards</u>. A Deferred Stock Award is an Award of phantom stock units to a grantee, subject to the restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Notwithstanding the foregoing, in the event that any such Deferred Stock Award granted to employees shall have a performance-based goal, the restriction period with respect to such Award shall not be less than one year, and in the event any such Deferred Stock Award granted to employees shall have a time-based restriction, the total restriction period with respect to such Award shall not be less than three years; provided, however, that any Deferred Stock Award with a time-based restriction may become vested incrementally over such three-year period. At the end of the vesting or deferral period, whichever is applicable, the Deferred Stock Award, to the extent vested, shall be settled in the form of shares of Stock. To the extent that a Deferred Stock Award is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) <u>Election to Receive Deferred Stock Awards in Lieu of Compensation</u>. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of Deferred Stock Award. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of phantom stock units underlying the Deferred Stock Award based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Deferred Stock Awards that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award agreement.

(c) <u>Rights as a Stockholder</u>. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Deferred Stock Awards; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the phantom stock units underlying his Deferred Stock Awards, subject to such terms and conditions as the Administrator may determine.

(d) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's right in all Deferred Stock Awards that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

Section 9: Unrestricted Stock Awards

<u>Grant or Sale of Unrestricted Stock</u>. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award to any grantee pursuant to which such grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

Section 10: Cash-Based Awards

<u>Grant of Cash-Based Awards</u>. The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the

Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in shares of Stock, as the Administrator determines.

Section 11: Performance Share Awards

(a) <u>Nature of Performance Share Awards</u>. The Administrator may, in its sole discretion, grant Performance Share Awards independent of, or in connection with, the granting of any other Award under the Plan. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the Performance Goals, the periods during which performance is to be measured, which may not be less than one year, and such other limitations and conditions as the Administrator shall determine.

(b) <u>Rights as a Stockholder</u>. A grantee receiving a Performance Share Award shall have the rights of a stockholder only as to shares actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award agreement (or in a performance plan adopted by the Administrator).

(c) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's rights in all Performance Share Awards shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

Section 12: Performance-Based Awards To Covered Employees

(a) <u>Performance-Based Awards</u>. Any employee or other key person providing services to the Company and who is selected by the Administrator may be granted one or more Performance-Based Awards in the form of a Restricted Stock Award, Deferred Stock Awards, Performance Share Awards or Cash-Based Award payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Cycle. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Cycle in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions provided however, that the Administrator may not exercise such discretion in a manner that would increase the Performance-Based Award granted to a Covered Employee. Each Performance-Based Award shall comply with the provisions set forth below.

(b) <u>Grant of Performance-Based Awards</u>. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different Covered Employees.

(c) <u>Payment of Performance-Based Awards</u>. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee's Performance-Based Award, and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.

(d) <u>Maximum Award Payable</u>. The maximum Performance-Based Award payable to any one Covered Employee under the Plan for a Performance Cycle is 50,000 Shares (subject to adjustment as provided in Section 3(b) hereof) or $1,000,000 in the case of a Performance-Based Award that is a Cash-Based Award.

Section 13: Dividend Equivalent Rights

(a) <u>Dividend Equivalent Rights</u>. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of another Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

(b) <u>Interest Equivalents</u>. Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide in the grant for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

(c) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award agreement is issued, a grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

Section 14: Transferability Of Awards

(a) <u>Transferability</u>. Except as provided in Section 14(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) <u>Administrator Action</u>. Notwithstanding Section 14(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Stock Options or Deferred Stock Awards) to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.

(c) <u>Family Member</u>. For purposes of Section 14(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) <u>Designation of Beneficiary</u>. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

Section 15: Tax Withholding
(a) <u>Payment by Grantee</u>. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver stock certificates to any grantee is subject to and conditioned on tax obligations being satisfied by the grantee.

(b) <u>Payment in Stock</u>. Subject to approval by the Administrator, a grantee may elect to have the minimum required tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due, or (ii) transferring to the Company shares of Stock owned by the grantee with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

Section 16: Section 409A Awards
To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

Section 17: Transfer, Leave Of Absence, Etc.
For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

Section 18: Amendments And Termination
The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(b) or 3(c), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants. If and to the extent determined by the Administrator to be required by the relevant securities exchange or by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, if and to the extent intended to so qualify, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. All Material Plan Amendments shall be subject to approval by the Company's stockholders entitled to vote at a meeting of the stockholders. For purposes of this Section 18, a Material Plan Amendment shall mean any Plan amendment which would require stockholder approval pursuant to the rules of the national securities exchange or NASDAQ, on which the Company's stock is listed at the time of such amendment. Material Plan Amendments shall be approved by the stockholders in accordance with the rules of NASDAQ or the appropriate national securities exchange, as the case

may be. Nothing in this Section 18 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(c).

Section 19: Status Of Plan

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

Section 20: Change Of Control Provisions

Upon the occurrence of a Change of Control as defined in this Section 20:

(a) Except as otherwise provided in the applicable Award agreement, each outstanding Stock Option and Stock Appreciation Right shall automatically become fully exercisable.

(b) Except as otherwise provided in the applicable Award Agreement, conditions and restrictions on each outstanding Restricted Stock Award, Deferred Stock Award and Performance Share Award will be removed.

(c) "Change of Control" shall mean the occurrence of any one of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 20% or more of Outstanding Company Common Stock shall not constitute a Change of Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock, shall not constitute a Change of Control; or

(ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii) Consummation by the Company of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation; (ii) a reorganization, merger or consolidation, in each case, (A) with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock immediately prior to such reorganization, merger or consolidation, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 40% but less than 50% of the then outstanding shares of common stock of the corporation resulting from such a reorganization, merger or consolidation, (B) at least a majority of the directors then constituting the Incumbent Board do not approve the transaction and do not designate the transaction as not constituting a Change of Control, and (C) following the transaction members of the then Incumbent Board do not continue to comprise at least a majority of the Board; or (iii) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a subsidiary of the Company; or

(iv)   Consummation by The Washington Trust Company, the wholly-owned subsidiary of the Company, of (i) a reorganization, merger or consolidation, in each case, with respect to which, following such reorganization, merger or consolidation, the Company does not beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation or bank resulting from such a reorganization, merger or consolidation or (ii) the sale or other disposition of all or substantially all of the assets of the Bank, excluding a sale or other disposition of assets to the Company or a subsidiary of the Company.

The decision as to whether a Change of Control of the Company has occurred shall be made by a majority of the Continuing Directors of the Company (as defined in the Restated Articles of Incorporation of the Company) and shall be conclusive and binding.

Section 21: General Provisions
 (a) <u>No Distribution; Compliance with Legal Requirements</u>. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

No shares of Stock shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange or similar requirements have been satisfied. The Administrator may require the placing of such stop-orders and restrictive legends on certificates for Stock and Awards as it deems appropriate.

 (b) <u>Delivery of Stock Certificates</u>. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

 (c) <u>Stockholder Rights</u>. Until Stock is deemed delivered in accordance with Section 21(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

 (d) <u>Other Compensation Arrangements; No Employment Rights</u>. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to such Company's insider trading policy, as in effect from time to time.

Section 22: Effective Date Of Plan

This restated Plan shall become effective upon approval by the holders of a majority of the shares present in person or represented by proxy and entitled to vote at a meeting of stockholders at which a quorum is present. Subject to such approval by the stockholders and to the requirement that no Stock may be issued hereunder prior to such approval, Stock Options and other Awards may be granted hereunder on and after adoption of this Plan by the Board. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the restated Plan is approved by the Board.

Section 23: Governing Law

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Rhode Island, applied without regard to conflict of law principles.

ANNUAL MEETING OF SHAREHOLDERS OF

WASHINGTON TRUST BANCORP, INC.

April 28, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 28, 2009: The Corporation's 2009 Proxy Statement, Form 10-K and Annual Report for 2008 are available at www.washtrust.com/proxy. These documents are also available by calling the Corporation's toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President by email at investor.relations@washtrust.com.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU INSTRUCT THE PROXIES TO VOTE "FOR" PROPOSALS NOS. 1, 2, AND 3 AND "AGAINST" PROPOSAL NO 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned hereby acknowledges receipt of the accompanying notice of Annual Meeting of Shareholders, the Proxy Statement with respect thereto, and the Corporation's 2008 Annual Report and hereby revokes any proxy or proxies heretofore given. This proxy may be revoked at any time.

This proxy when properly executed will be voted in the manner directed herein by the shareholder. If no direction is made, this proxy will be voted FOR Proposal Nos. 1, 2 and 3 and AGAINST Proposal No. 4.

PLEASE VOTE, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE, WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

	FOR	AGAINST	ABSTAIN
1. The election of four directors, nominated by the Board of Directors, for three year terms, each to serve until their successors are duly elected and qualified;			
Steven J. Crandall	☐	☐	☐
Victor J. Orsinger II, Esq.	☐	☐	☐
Patrick J. Shanahan, Jr.	☐	☐	☐
Neil H. Thorp	☐	☐	☐
2. The ratification of the selection of independent auditors to audit the Corporation's consolidated financial statements for the year ending December 31, 2009;	☐	☐	☐
3. The approval of an amendment and restatement of the Corporation's 2003 Stock Incentive Plan;	☐	☐	☐
4. To consider a shareholder proposal to eliminate all references to the Board of Directors being classified into three classes and to provide that the Board of Directors shall be elected annually; and	☐	☐	☐

5. Such other business as may properly come before the meeting, or any ajournment thereof.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

WASHINGTON TRUST BANCORP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

As an alternative to completing this form, you may enter your vote instruction by telephone at 1-800-PROXIES, or via the Internet at WWW.VOTEPROXY.COM and follow the simple instructions. Use the Company Number and Account Number shown on your proxy card.

The undersigned hereby appoints Victor J. Orsinger II, John F. Treanor and John C. Warren, or any one of them, attorneys with full power of substitution to each for and in the name of the undersigned, with all powers the undersigned would possess if personally present to vote the common stock of the undersigned in Washington Trust Bancorp, Inc. at the Annual Meeting of its shareholders to be held at the Granite Theater, 1 Granite Street, Westerly, Rhode Island at 11:00 a.m. (local time) on Tuesday, April 28, 2009 or any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the shareholders. If no direction is made, this proxy will be voted FOR Proposal Nos. 1, 2 and 3 and AGAINST Proposal 4.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on the reverse side)

COMMENTS: